UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 27, 2013

Commission File Number : 000-30354

HONG KONG TELEVISION NETWORK LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F            ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes            ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Hong Kong Television Network Limited (the “Company”) is furnishing under cover of Form 6-K the Company’s annual report and audited consolidated financial statements for the year ended August 31, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONG KONG TELEVISION NETWORK LIMITED

By:	/s/ Wong Nga Lai, Alice
	Name:	Wong Nga Lai, Alice
	Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: November 27, 2013

Hong Kong Television Network Limited
香港電視網絡有限公司

SEHK香港交易所股份編號：1137
NASDAQ美國納斯達克市場交易代號：HKTV

Team Power

ANNUAL REPORT 2013 年報

# Unimaginable Possibility
# 超乎想像的可能

**Hong Kong Television Network Limited** is a Hong Kong and the U.S. listed company (SEHK : 1137; NASDAQ : HKTV). Established in 1992, the Group possesses extensive and successful experience in telecom market liberalization, popularizing advanced technology and applications. The Group is currently striving to expand its foothold to the multimedia and TV industry. More information on HKTV can be found at www.hktv.com.hk.

**香港電視網絡有限公司**於1992年創辦，是香港及美國的上市公司(香港交易所上市編號：1137；美國納斯達克市場交易代號：HKTV)。集團就推動電訊市場開放，推廣先進技術及應用均擁有廣泛及成功的經驗。現時，集團正積極爭取進軍多媒體及電視市場。有關更多香港電視的資料，請瀏覽www.hktv.com.hk。

Contents

02	Financial Highlights
04	Major Milestones and Events
10	Chairman’s Statement
12	Management’s Discussion and Analysis
20	Profile of Directors and Senior Management

Financial Information

25	Corporate Governance Report
38	Report of the Directors
44	Independent Auditor’s Report
45	Consolidated Income Statement
46	Consolidated Statement of Comprehensive Income
47	Balance Sheet
49	Consolidated Statement of Changes in Equity
50	Consolidated Cash Flow Statement
51	Notes to the Financial Statements
111	Five-Year Financial Summary
112	Corporate Information

002      Hong Kong Television Network Limited     Annual Report 2013

Financial Highlights

003 Hong Kong Television Network Limited Annual Report 2013	Financial Highlights

In thousands of Hong Kong dollars except for per share amounts and ratios

	For the year ended		Year-on-Year Change
	31 August	31 August
	2013	2012	Amount	%
Continuing Operations
Turnover	7,802	3,762	4,040	107.4%
Loss attributable to shareholders	(40,310)	(71,406)	31,096	(43.5%)
Loss per share
– Basic (HK cents)	(5.0)	(9.0)	4.0	(44.4%)
– Diluted (HK cents)	(5.0)	(9.0)	4.0	(44.4%)
Total dividend declared per share (HK cents)	—	30.0	(30.0)	(100.0%)
– Interim	—	15.0	(15.0)	(100.0%)
– Final	—	15.0	(15.0)	(100.0%)
Capital Expenditures	37,708	178,750	(141,042)	(78.9%)
Discontinued Operations
Profit attributable to shareholders	—	3,771,694	(3,771,694)	(100.0%)
– Profit after taxation	—	251,606	(251,606)	(100.0%)
– Gain on sale of discontinued operations	—	3,520,088	(3,520,088)	(100.0%)

	As at 31 August 2013	As at 31 August 2012
Cash position[1]	690,506	2,627,119	(1,936,613)	(73.7%)
Available-for-sale securities	1,961,614	—	1,961,614	100.0%
Total outstanding borrowings	532,043	3,271	528,772	16,165.5%
Total equity attributable to equity shareholders	3,250,622	3,483,393	(232,771)	(6.7%)
Shares in issue (in thousands)	809,017	809,017	—	—
Net asset per share (HK$)	4.02	4.31	(0.29)	(6.7%)
Gearing ratio	N/A	N/A	N/A	N/A

[1]	Cash position means cash at bank and in hand and term deposits

004      Hong Kong Television Network Limited     Annual Report 2013

Major Milestones and Events

1992

May	City Telecom (H.K.) Limited (“City Telecom”) was incorporated in Hong Kong

1997

Jan	Launch of IDD300 Calling Service

Mar	Set up INC (the Specialized IDD Network for Corporations) for corporate sector

Aug	City Telecom was listed on The Stock Exchange of Hong Kong Limited

1998

Nov	The first company to receive the licence of ISR voice service in Hong Kong

1999

Jan	Launch of IDD1666 Direct Calling Service

Nov	ADR listing on the NASDAQ National Market of USA

2000

Feb	Hong Kong Broadband Network Limited (“HKBN”), a subsidiary of City Telecom obtained the local wireless FTNS licence

Mar	Launch of Broadband Internet services by HKBN

2001

May	CTI International awarded the Satellite-based Fixed Carrier licence

2002

Apr	HKBN officially launched local on-net VoIP telephony service, and upgraded to become a wireline-based FTNS licensee

Jun	Launched of HKBN IDD0030 service

2003

Aug	HKBN officially launched IP-TV service

2004

Nov	HKBN announced the launch of “bb100”, Hong Kong’s first 100Mbps residential broadband service

005 Hong Kong Television Network Limited Annual Report 2013	Major Milestones and Events

2005

Apr	HKBN launched “bb1000” Fibre-To-The-Home 1Gbps residential broadband service

Oct	HKBN launched 2b Broadband Phone Service, providing VoIP service to local and overseas users via software version broadband phone

2006

Sep	City Telecom enhanced Work-Life Balance with the launch of eight employee-beneficial measures

2007

Mar	HKBN enhanced Digital TV Platform and launched new application “bbBOX”

2008

Jan	HKBN launched the free WiFi Service at public rental housing estates

Feb	HKBN awarded contract for the provision of payphone service at the Hong Kong International Airport

2009

Feb	City Telecom launched talent upgrade program: “Next Station: University”

Nov	HKBN launched “AWESOME SPEED. FOR EVERYONE” 100Mbps broadband at HK$99/month (US$13)

Nov	City Telecom received “Innovation in Recruitment” and “Champion of HR” awards at the HRM Awards 2009

Dec	HKBN shattered the one-millionth mark for Fixed Telecommunications Network Services subscriptions

2010

Feb	HKBN took on climate change with expedition to the Antarctica

Mar	City Telecom celebrated 10 Years on NASDAQ

Mar	HKBN launched bb100 + WiFi services at Hong Kong International Airport

Apr	HKBN launched 1 Gbps broadband for HK$199/month (US$26)

Nov	Mr. Ricky Wong, Chairman, was awarded Ernst & Young Entrepreneur Of The Year 2010 China For Telecom Category

Dec	HKBN launched HD Online Music Portal – MusicOne

006 Hong Kong Television Network Limited Annual Report 2013	Major Milestones and Events

2011

Apr	HKBN bbTV became Local News Contents Provider for Smart TVs and launched “bbTV GIANT” mobile apps

May	Surpassed 10,000 Symmetric 1Gbps Subscribers

Jun	Incredible 1Gbps Triple-Play (1Gbps Broadband, HomeTel, bbTV) for HK$158/month (US$20/month)

Jun	Awesome HK$9.9/month (US$1.30/month) HomeTel Switch-Over Offer for incumbent’s customers

Aug	City Telecom announced the establishment of Worldclass Multimedia Centre Doorway to Multimedia Creativity

2012

Feb	HKBN “Big Fat Dumb Pipes” that easily handles over 100GB/month per user across our 600,000 plus FTTH/B customer base

Feb	Groundbreaking of City Telecom’s TV & Multimedia Production Centre (Pic 1)

Mar	Over 4,500 applicants strive for career opportunity in City Telecom TV Division

May	City Telecom sold HKBN and all telecom businesses to CVC Capital Partners, a global private equity firm

Sep	City Telecom celebrates 20th Anniversary Together We Create TV Miracles (Pic 2)

Oct	City Telecom’s TV & Multimedia Production Centre reached a new milestone

Oct	City Telecom urges Government to vet Free TV applications at “Normal Hong Kong Speed”

Dec	City Telecom launched “TV Network Naming Ceremony and Programme Preview” event

007 Hong Kong Television Network Limited Annual Report 2013	Major Milestones and Events

2013

Jan	City Telecom renamed as Hong Kong Television Network Limited (“HKTV”)

Oct	HKTV’s application on Free TV Programme Service Licence was rejected by the Government, HKTV is now seeking new direction of development

	(Pic 1)	The HKSAR Government granted a piece of land in Tseung Kwan O for City Telecom to build our TV & Multimedia Production Centre. Mr. Samson Tam, ex-Legislative Council Member (4th from left), Ms. Shirley Yuen, CEO of HKGCC (5th from left), Mr. Ricky Wong, Chairman of City Telecom (3rd from right) and other guests of honour officiating the Groundbreaking Ceremony.

	(Pic 2)	Mr. Ricky Wong, Chairman of City Telecom (11th from the left), led our guests and talents to celebrate 20th Anniversary.

010      Hong Kong Television Network Limited     Annual Report 2013

Chairman’s Statement

011 Hong Kong Television Network Limited Annual Report 2013	Chairman’s Statement

Dear Shareholders,

Our management and most of the Hong Kong people were very surprised when the government of Hong Kong Special Administrative Region announced the decision for the grant of free television licence on 15 October 2013, where HKTV’s application was rejected.

From my understanding, this result is in stark contradiction to the long-standing and established broadcasting policy – no ceiling on the number of licences to be issued, subject to physical or technological constraints. This is also very rare that the decision made by the Chief Executive in Council was so aberrant, contrary to the Communications Authority’s recommendations: issuing licences to all 3 applicants is in the best public interest; and it is not necessary and not appropriate to rank the 3 applications.

This unreasonable and aberrant decision has already created a big political storm in Hong Kong, and public reaction was overwhelmingly against the Chief Executive in Council’s decision. Over 120,000 Hong Kong people protested on 20 October to express their discontent and anger. A motion to invoke the special powers under the Legislative Council (Powers and Privileges) Ordinance to order the government to produce documents involving the decision-making process was debated in the Legislative Council meeting on 6 and 7 November. As at the date of writing this statement, the Company and its lawyers are considering and preparing an application for leave to apply for judicial review. The board will safeguard the Company’s interest by all means through legal, commercial, and every possible avenue.

After two thirds of our colleagues were made redundant, we still maintain a very vigorous and experienced creative and production team for TV programmes. I remain of the belief that, there is good business opportunity in Hong Kong creative industry. With this in mind, we always endeavor to develop in furtherance of our multimedia business encompassing: contents distribution channels and/or platforms in Hong Kong; cooperation and/or partnership in TV programs production with Mainland and overseas producers; and film and multimedia content productions.

I fully understand and share the disappointment of our shareholders towards the decision on TV licensing. But this is not the end. Many people are helping us to further develop our media business, and HKTV has already become a very popular brand in Hong Kong. I wish I can bring a more encouraging result in the next annual report.

Wong Wai Kay, Ricky

Chairman

Hong Kong, 13 November 2013

012      Hong Kong Television Network Limited     Annual Report 2013

Management’s Discussion and Analysis

013 Hong Kong Television Network Limited Annual Report 2013	Management’s Discussion and Analysis

BUSINESS REVIEW

Revolution is always a long and challenging path which requires tremendous effort and patience to complete. We started this long journey in December 2009 by submitting the application for a domestic free television programme service licence (the “Licence”) in Hong Kong and started to “head-hunt” the industry talents since mid-2011 to join our creative and production force. Since April 2012, under this Multimedia Business umbrella, we started the drama, variety and infotainment programme production, and also developed the business on artiste management services and independent content production. In the past 3 years and 8 months, we had built and developed a competent team with over 500 talents plus over 200 artistes, including the top ranked creative and production talents in the industry. As of 31 August 2013, we have completed shooting or under production of about 190 episodes’ drama programmes, 70 episodes’ variety and infotainment programmes, and over 1,000 episodes’ purchased contents.

As said, revolution is not an easy path, hence, in the past year, we provided various support and development opportunities to different teams to get through the process. One of the key reforms is to encourage our talents to go beyond traditional or mass market drama programme type. Hence, during the year, we, at full stretch and through different workshops and experts, push for new creative and production ideas, which included the following:

1.	Numerous focus groups by inviting mass market audiences to provide feedback on the first episode of certain drama series, such as “Love in Time” featured by famous Taiwanese singer and actor Mr. Danson Tang, “Hidden Faces” featured by Mr. Lam Man Lung and Ms. Kate Yeung, “Paranormal Mind” led by Mr. Wong Yat Wa and Mr. Sam Lee, etc.
2.	To receive feedback on a larger scale, in June 2013, we put the first episode of “Borderline”, featured by Mr. Liu Kai Chi and Mr. Dominic Lam, on YouTube, up to the date of this report, we already had more than 1 million views.

Hollywood movie grade cameras, lighting system and advanced post-production facilities enabling a totally different TV viewing experience.

3.	Workshops to benchmark our creative and production skills and standard to United States drama series.

4.	External professional courses to facilitate script writing on particular role, character or drama type, such as sexual therapy, criminal behaviors and investigative psychology, crisis immediate intervention and negotiation skills on urban violence, etc.

014 Hong Kong Television Network Limited Annual Report 2013	Management’s Discussion and Analysis

5.	On hardware skills perspective, professional consultants from vendors were invited to hold workshop for our field production and post-production talents so as to enhance their techniques on shooting, lighting, color grading, etc. when using Hollywood grade cameras.

All these “investments” are not usual in the free TV industry. More important, we are not just learning theory or collecting feedback, we also embrace to convert the “theory” or “feedback” into “practice” and “product”. This summer, we had an innovative production – we completed the shooting of “P.4B” – a drama series featured by a group of primary school students who are completely fresh to drama production world. Let them show you how determine they are to complete their “dreams”, not matter it is big or small.

Another programme under pilot shooting during the year – “The Wicked League” is a drama of the day-to-day stories of different elders who stayed in elderly residential care center. Obviously, the main casts are our respected supporting casts, rather than the traditional main casts.

All these are new attempts in the Hong Kong free TV market. Again, our aim is to bring variety to the free TV screen so as to allow for more choices to the Hong Kong people. We have dedicated our efforts for new drama types, such as “Night Shift” which will start shooting in September 2013 – a drama featured different types of night workers with substantial scenes to be shooted at night time until dawn. We will use movie shooting techniques under natural moon light or street light to demonstrate the night atmosphere. This is another pilot beyond the traditional free TV production. On hand, we have around 10 completed drama scripts ready for shooting and more than a dozen in progress, which cover topics on cyber crime, comedy arised from sexual questions or difficulties, etc. We hope we can convert the blood and sweat of our creative talents into drama series so as to bring a total different enlightenment and viewer experience to our Hong Kong people soon.

On variety & infotainment programme production during the year, we continued our aim to broaden Hong Kong viewers’ horizon to beyond the local territory. A remarkable journey was made in March 2013, we invited our artistes, Mr. Ai Wai, Ms. Lau Yuk Chui and Mr. Chou Tsun Wai to join us and becomes the first production crew in the world to walk through the entire Hang Son Doong, the world’s biggest cave in central Vietnam, which measures more than 7 kilometres in length, 90 meters in width and 200 meters in height. This challenging trip was concluded by climbing up the 90 meters muddy calcite named as the “Great Wall” of Vietnam.

015 Hong Kong Television Network Limited Annual Report 2013	Management’s Discussion and Analysis

Our goal is to continue our journey to deliver the thrill of discovery, both locally and globally.

Crews of HKTV has become the first team to conquer the world’s largest cave “Hang Son Doong”.

In short, we walk our talk. All the preparation and production undergoing is for bringing a new multimedia and free TV era to the Hong Kong people. Their happiness, their choices on entertainment programmes, and rejuvenation to the local creative industry is the reasons for HKTV’s existence.

FINANCIAL REVIEW

FY2013 is the first full financial year completely attributed by our Multimedia Business (the “continuing operations”) after the disposal of entire telecommunications business (“Telecom Business”) (the “discontinued operations”) to a private equity fund in April 2012.

Continuing operations

Continuing operations mainly includes Multimedia Business as well as corporate functions.

Turnover of HK$7.8 million (FY2012: HK$3.8 million) were mainly contributed by the licence fee received from the discontinued operations to broadcast the news content produced by the news production operation unit remained with the Group, income from independent content production and income from artiste management functions. While we are at the start-up stage preparing for the programme library, no other material revenue was generated from the Multimedia Business during the year.

Cost of sales of HK$15.7 million (FY2012: HK$6.0 million) mainly represented the production costs incurred for delivering the news content and programme content to third parties. Increase by HK$9.7 million in FY2013 relative to FY2012 was due to full year impact as the licence agreement for news content was started from April 2012. The licence agreement for news content with the discontinued operations was expired on 31 August 2013.

Other operating expenses was increased by HK$96.5 million to HK$201.5 million in FY2013 (FY2012: HK$105.0 million), mainly because of the following:

1.	Amortisation of intangible assets and uncapitalised depreciation on fixed assets increased by HK$29.6 million mainly due to full year impact in FY2013 verse 5 months effect in FY2012.

016 Hong Kong Television Network Limited Annual Report 2013	Management’s Discussion and Analysis

2.	Uncapitalised talent costs increased by HK$28.3 million mainly due to full year impact on (a) full spectrum of corporate functions which was previously shared with discontinued operations; and (b) uncapitalised production talent costs which were expensed to profits and loss.

3.	Write off or provision of artiste prepayment of HK$16.9 million due to under-utilisation during the year.

4.	Advertising and marketing expenses increased by HK$8.4 million for promotional and marketing activities in programme preview and corporate events.

Other income of HK$128.9 million was earned during FY2013 (FY2012: HK$19.9 million), mainly composed of investment income generated from available-for-sale securities, bank interest income, net exchange gain and rental income from investment properties. The significant increase was due to the investment of surplus cash retained from the remaining proceeds received from the sale of the discontinued operations before utilisation.

Apart from other income as stated above, a valuation gain on investment properties of HK$43.4 million (FY2012: HK$18.2 million) was recorded in FY2013 based on the valuation carried out by an independent firm of surveyors.

As a result of the above together with the net finance costs of HK$4.9 million (FY2012: HK$2.5 million), a net loss of HK$40.3 million was recorded in FY2013 verse HK$73.8 million in FY2012.

On treasury, the surplus cash mentioned above was invested into different treasury and investment activities in accordance with the Group’s treasury policies and objectives so as to generate investment return to enhance the Group’s cash position. As of 31 August 2013, the Group has invested, at fair value, of HK$1,961.6 million into available-for-sale securities and, HK$342.7 million into term deposits, and with HK$347.8 million cash at bank and in hand. Among the available-for-sale securities, about 98% are invested in fixed income products or other debt securities. As of 31 August 2013, there was a HK$71.1 million revaluation loss being recorded in other comprehensive income under Fair Value Reserve due to mark-to-market valuation.

On capital expenditure, as of 31 August 2013, the Group had net investment of HK$531.3 million in fixed assets verse HK$477.1 million as of 31 August 2012. The increase was mainly due to valuation gains in investment properties of HK$43.4 million, fixed assets additions of HK$37.7 million net of depreciation charges of HK$26.6 million and disposal of HK$0.4 million. We have completed the foundation works for the new multimedia production and distribution centre in Tseung Kwan O Industrial Estate, New Territories. Due to the delay in business development affected by the domestic free TV programme service licence, we were very cautious in our capital expenditure plan including the construction of the multimedia production and distribution centre, which has been slowed down during the year. As a result of this, the spending in capital expenditure was much lower than originally planned at the beginning of the fiscal year.

On programme costs, for future broadcasting and licensing purpose, the Group invested HK$289.8 million as of 31 August 2013, an increase of HK$202.2 million from FY2012 of HK$87.6 million, mainly represented the capitalised talent costs and production overheads directly attributable to drama and variety and infotainment programme production, and purchased contents.

Discontinued operations

For the year ended 31 August 2012, the profit from discontinued operation of HK$3,771.7 million mainly represented the gain on disposal of the Telecom Business of HK$3,520.1 million and the nine months operation results from the Telecom Business. On 11 April 2012, the Group announced to dispose our Telecom Business in Hong Kong and in Canada to enable us to focus on the Multimedia Business. The transaction was completed on 30 May 2012.

017 Hong Kong Television Network Limited Annual Report 2013	Management’s Discussion and Analysis

LIQUIDITY AND CAPITAL RESOURCES

The Group continued to be in a strong financial position for the year under review. As at 31 August 2013, the Group had total cash at bank and in hand amounting to HK$347.8 million (31 August 2012: HK$2,083.1 million); term deposits of HK$342.7 million (31 August 2012: HK$544.0 million); and outstanding borrowing of HK$532.0 million (31 August 2012: HK$3.3 million), which led to a net cash position of HK$158.5 million (31 August 2012: HK$2,623.8 million). The decrease in net cash position was mainly due to investment in available-for-sale securities of HK$1,961.6 million, at fair value as of 31 August 2013 (31 August 2012: Nil), payment of FY2012 final dividend of HK$121.4 million, resources utilised in programme production and capital expenditures.

Consistent with the overall treasury objectives and policy, the Group undertakes treasury management activities with respect to its surplus cash assets. The criteria for selection of investments will include the relative risk profile involved, the liquidity of an investment, the after tax equivalent yield of an investment and, not speculative in nature. In line with its liquidity objectives, the Group invests mostly in liquid instruments, products or equities with good credit quality, such as investment grade products, constituent stocks of defined world indices or state owned or controlled companies. As and when cash is expected to be required to fund the development and expansion of the Multimedia Business, the investments will be realised as appropriate.

As at 31 August 2013, the Group has utilised HK$531.9 million uncommitted banking facilities mainly for investment purpose (31 August 2012: HK$2.0 million for providing bank guarantees to utility vendors in lieu of utility deposits), leaving HK$2,011.8 million uncommitted banking facilities available for future utilisation.

Apart from the above, as of 31 August 2013, we had obligation under finance lease which amounted to HK$0.2 million (31 August 2012: HK$0.2 million). Our total cash and cash equivalents consisted of cash at bank and in hand and term deposits within three months of maturity. There is no pledged bank deposit as at 31 August 2013 and 31 August 2012.

The debt maturity profiles of the Group as of 31 August 2013 and 31 August 2012 were as follows:

	2013	2012
	HK$’ 000	HK$’ 000
Repayable within one year	531,973	3,111
Repayable in the second year	70	90
Repayable in the third to fifth year	—	70

Total	532,043	3,271

As of 31 August 2013, our outstanding borrowings bear fixed interest rate and are all denominated in Hong Kong dollars or United States dollars. After considering the cash and cash equivalents and term deposits held by the Group, the Group was in net cash position as at 31 August 2013 and 31 August 2012, no gearing ratio is presented.

In FY2013, we spent HK$37.7 million on capital expenditure versus HK$178.8 million in FY2012. For upcoming capital expenditure requirements for the Multimedia Business, it is expected to be funded by internal resources retained from the consideration received from the disposal of Telecom Business during FY2012, and banking facilities within the Group. Overall, the Group’s financial position remains sound for continuous business expansion.

018 Hong Kong Television Network Limited Annual Report 2013	Management’s Discussion and Analysis

Charge on Group Assets

As of 31 August 2013, the Group’s bank loans of HK$531.9 million were secured by an equivalent amount of available-for-sale securities held by various banks. As of 31 August 2012, the Group was not required for any pledged assets to secure its banking facilities.

Exchange Rates

All the Group’s monetary assets and liabilities are primarily denominated in Hong Kong dollars, United States dollars or Renminbi. Given the exchange rate of the Hong Kong dollar to the United States dollar has remained close to the current pegged rate of HKD7.80 = USD1.00 since 1983, management does not expect significant foreign exchange gains or losses between the two currencies.

The Group is also exposed to a certain amount of exchange rate risk, due to the fluctuations between the Hong Kong dollars and the Renminbi arising from its investments mainly in Renminbi fixed income products or term deposits. In order to limit this exchange rate risk, the Group closely monitors Renminbi exposure to an acceptable level by buying or selling foreign currencies at spot rates where necessary.

Contingent Liabilities

As of 31 August 2013, the Group had no contingent liabilities and as of 31 August 2012, the Group had total contingent liabilities in respect of guarantees provided to utility vendors in lieu of payment of utility deposits of HK$2.0 million.

Save as disclosed above, there are no material contingent liabilities or off-balance-sheet obligations.

PROSPECTS

On 15 October 2013, contrary to the previous recommendation of Communications Authority made in 13 July 2011, the Chief Executive in Council announced its decision against HKTV’s application for a domestic free television programme service licence in Hong Kong (“free TV licence”) which was first made in December 2009.

This decision was a shock to the Hong Kong public and has, since its announcement, caused considerable debate and uproar within the society in Hong Kong.

The Company firmly believes that the Hong Kong Government failed to give a proper explanation as to why the Company should be denied a free TV licence. The Company has taken legal advice and is considering and preparing to apply for leave for commencing legal proceedings for judicial review against the decision of the Chief Executive in Council’s decision.

Although the Company has for some time been exploring alternative plans for the development of its media and content production business because of the long delay in the decision by the Hong Kong Government in relation to the free TV licence, in the light of this decision and the uncertainty as to whether or not the Company will ever be granted a free TV licence, the Company has had to take immediate steps in order to ensure its long term well-being. With much regret, we made redundant about 320 talents, who would be leaving us in phases in a few months’ time.

Also, we have slowed down our capital expenditure plan, including the construction of the new multimedia production and distribution centre in Tseung Kwan O Industrial Estate, New Territories.

019 Hong Kong Television Network Limited Annual Report 2013	Management’s Discussion and Analysis

Notwithstanding these steps to scale back, we expect that our existing business on artiste management services and independent content production will continue. We are actively pursuing and evaluating the feasibility of different distribution channels/platforms and other approaches, including, but not limited to, film production, content licensing, co-production on programme content with Mainland and overseas producers. With the scaled down creative and production talent teams, we remain committed to improve our local creative industry and to produce high quality entertainment programmes to our Hong Kong and Asian audience.

We shall update our stakeholders in the next interim report or at appropriate time when a clearer picture emerges as to the free TV licence issue and other business plans for our business develop. It is possible that, without real progress in the next three to six months with regard to the free TV licence, we will not pursue the domestic free television business in Hong Kong further.

TALENT REMUNERATION

Including the directors of the Group, as at 31 August 2013, the Group had 527 permanent full-time employees versus 537 as of 31 August 2012. The total Talent-related cost was HK$218.1 million in FY2013 versus HK$553.0 million in FY2012. The decrease in total Talent-related costs was mainly due to the sale of Telecom Business in May 2012, which was partially set off by the full year impact from Talent-related cost on multimedia business and corporate functions. On 16 October 2013, we announced that we would laid off around 320 talents due to business and operation scale down, for details, please refer to “Prospects” section above.

The Group provides remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent on both the Group’s and individual performances. The Group also provides comprehensive medical insurance coverage, competitive retirement benefits schemes, staff training programs and operates share option scheme.

020      Hong Kong Television Network Limited     Annual Report 2013

Profile of Directors and Senior Management

EXECUTIVE DIRECTORS

Mr. WONG Wai Kay, Ricky

Chairman

aged 51, is the co-founder and Chairman of the Group and is also a director of the Group’s subsidiaries. Mr. Wong is responsible for our overall strategic planning and management. Mr. Wong has extensive experience in the telecommunications and computer industries as well as in corporate management. He had worked at a major US-listed computer company as a marketing representative and was responsible for marketing and distribution of computer products in Hong Kong from 1985 to 1989. He was also a co-founder and director of a company principally engaged in import and distribution of computer systems in Canada prior to co-founding of the Group. Mr. Wong holds a Bachelor’s Degree in Science and a Master of Business Administration Degree (Executive MBA Programme) from The Chinese University of Hong Kong. He is a first cousin of Mr. Cheung Chi Kin, Paul, the Vice Chairman of the Group. Currently, Mr. Wong is a member of the Board of Trustees, United College, The Chinese University of Hong Kong.

Mr. CHEUNG Chi Kin, Paul

Vice Chairman

aged 56, is the co-founder and Vice Chairman of the Group and is also a director of the Group’s subsidiaries. Mr. Cheung is responsible for overall strategic planning and management of the Group. Prior to that, Mr. Cheung was appointed as the Chief Executive Officer and was responsible for our day-to-day operations and technological research, development and support activities. Mr. Cheung has extensive experience in the telecommunications and computer industries as well as in corporate management. He had worked in several companies engaged in application software development and computer consultancy prior to co-founding of the Group. Mr. Cheung graduated with a Diploma of Advanced Programming and System Concepts Design from Herzing Institute, Canada. Mr. Cheung is a first cousin of Mr. Wong Wai Kay, Ricky, the Chairman of the Group.

021 Hong Kong Television Network Limited Annual Report 2013	Profile of Directors and Senior Management

Ms. TO Wai Bing

Chief Executive Officer

aged 51, was appointed as the Executive Director and Chief Executive Officer of the Group in May 2012. Ms. To is also the Chief Operating Officer of Hong Kong Media Production Company Limited, the Chief Executive Officer of Leader Artiste Management Company Limited, as well as a director of abovementioned subsidiaries of the Group. Ms. To is responsible for overseeing the multimedia business of the Group. Prior to that, Ms. To was the Managing Director of Business Development of the Group. Ms. To has a Diploma in Electronic Engineering and a Higher Certificate in Electronic Engineering from The Hong Kong Polytechnic University. Ms. To re-joined the Group in May 2007 after her previous service with the Group from September 1998 to July 2006. Before joining the Group, Ms. To had worked at Hong Kong Telecom International Limited for 16 years.

Ms. WONG Nga Lai, Alice

Chief Financial Officer & Company Secretary

aged 38, was appointed as the Executive Director, Chief Financial Officer and Company Secretary of the Group in May 2012 and is also a director of various subsidiaries of the Group. Ms. Wong has over 15 years of experience in financial management, reporting and corporate finance. She has overall responsibility for the Group’s finance, treasury, procurement and investor engagement functions. Prior to that, Ms. Wong was the Financial Controller of the Group. Ms. Wong holds a Bachelor of Commerce degree from the University of Queensland, a Master of Business Administration degree from the Hong Kong University of Science and Technology and a Postgraduate Diploma in Corporate Governance. She is a qualified member of the Hong Kong Institute of Certified Public Accountants (HKICPA) and Association of Chartered Certified Accountants (ACCA). She has been a member of the Student Affairs Sub-committee of ACCA Hong Kong since 2010. Before joining the Group, Ms. Wong had worked for PricewaterhouseCoopers in Hong Kong primarily focusing on the technology, info-communications and entertainment sectors.

022 Hong Kong Television Network Limited Annual Report 2013	Profile of Directors and Senior Management

NON-EXECUTIVE DIRECTOR

Dr. CHENG Mo Chi, Moses

aged 63, was appointed as an Independent Non-executive Director of the Group in June 1997 and was re-designated as a Non-executive Director of the Group in September 2004. Dr. Cheng is also a member of the Nomination Committee and Remuneration Committee of the Company. Dr. Cheng is a practising solicitor and the senior partner of Messrs. P.C. Woo & Co. Dr. Cheng was a member of the Legislative Council of Hong Kong. He is the Founder Chairman of the Hong Kong Institute of Directors of which he is now the Honorary President and Chairman Emeritus. Dr. Cheng currently holds directorships in China Mobile Limited, China Resources Enterprise, Limited, Guangdong Investment Limited, K. Wah International Holdings Limited, Kader Holdings Company Limited, Liu Chong Hing Investment Limited, Tian An China Investments Company Limited and Towngas China Company Limited, all being public listed companies in Hong Kong. Dr. Cheng is also an independent non-executive director of ARA Asset Management Limited, a company whose shares are listed on the Singapore Stock Exchange. His other directorships in public listed companies in the last 3 years include China COSCO Holdings Company Limited and Hong Kong Exchanges and Clearing Limited, both being public listed companies in Hong Kong, and ARA Asset Management (Fortune) Limited (formerly known as ARA Asset Management (Singapore) Limited), which manages Fortune Real Estate Investment Trust, a real estate investment trust listed on both the Singapore Stock Exchange and Hong Kong Stock Exchange.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. LEE Hon Ying, John

aged 67, is the managing director of Cyber Networks Consultants Company in Hong Kong. He was the Regional Director, Asia Pacific of Northrop Grumman-Canada, Ltd. He was previously the director of network services of Digital Equipment (HK) Limited and prior to that, worked for Cable and Wireless (HK) Limited and Hong Kong Telecom. He is a chartered engineer and a member of Institution of Engineering and Technology, the United Kingdom, the Hong Kong Institution of Engineers and the Hong Kong Computer Society. He received a Master’s Degree in Information System from The Hong Kong Polytechnic University in 1992. In addition, he is the Vice President and Board Member of the Society of St. Vincent de Paul, Council General, which is an international charity body with its head office in Paris, France. He is the Commission member of Catholic Diocese of Hong Kong Diocesan for Hospital Pastoral Care. Mr. Lee has been a Director of the Group since June 1997. Mr. Lee has also been appointed as the chairman of the Audit Committee and Remuneration Committee and a member of the Nomination Committee of the Company.

023 Hong Kong Television Network Limited Annual Report 2013	Profile of Directors and Senior Management

Mr. PEH Jefferson Tun Lu

aged 54, is a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and a Certified Practicing Accountant of CPA Australia. Mr. Peh holds a Master Degree in Business from the University of Technology, Sydney. He has over 31 years of experience in finance, accounting and management from listed and private companies in Hong Kong and Australia. Mr. Peh has been a Director of the Group since September 2004. Mr. Peh has also been appointed as a member of the Audit Committee and Remuneration Committee as well as the chairman of the Nomination Committee of the Company.

Mr. MAK Wing Sum, Alvin

aged 61, was appointed as an Independent Non-executive Director of the Group on 1 September 2013. Mr. Mak has also been appointed as a member of the Audit Committee, Nomination Committee and Remuneration Committee of the Company. He is a Chartered Accountant and is a member of the Canadian Institute of Chartered Accountants as well as a member of the Hong Kong Institute of Certified Public Accountants. Mr. Mak is currently an independent non-executive director of I.T Limited, Lai Fung Holdings Limited and Luk Fook Holdings (International) Limited, all three companies are listed on The Stock Exchange of Hong Kong Limited. After working in Citibank for over 26 years, Mr. Mak retired in May 2012. He last served as the Head of Markets and Banking for Citibank Hong Kong, being the country business manager for corporate and investment banking business. In Citibank, he had held various senior positions including Head of Global Banking responsible for managing all the coverage bankers. Prior to that, he also managed the Hong Kong’s corporate finance business, regional asset management business and was the Chief Financial Officer of North Asia. Before joining Citibank in 1985, Mr. Mak was an audit group manager at Coopers & Lybrand (now known as PricewaterhouseCoopers). He worked for Coopers & Lybrand for eight years, five of which was in Toronto, Canada. He graduated from University of Toronto with Bachelor of Commerce in 1976.

SENIOR MANAGEMENT

The Executive Directors of the Company are also members of senior management of the Group.

024      Hong Kong Television Network Limited     Annual Report 2013

Financial Information

025      Hong Kong Television Network Limited     Annual Report 2013

Corporate Governance Report

The board of directors (the “Board”) of the Company is pleased to present the Corporate Governance Report of the Company for the year ended 31 August 2013.

CORPORATE GOVERNANCE PRACTICES

The Board recognises the importance of corporate governance and is committed to the maintenance of a high corporate governance practices and procedures to safeguard the interests of the shareholders and enhance the performance of the Group.

Throughout the year ended 31 August 2013, the Company has complied with all the applicable code provisions as set out in the Corporate Governance Code and Corporate Governance Report (the “CG Code”) in Appendix 14 to the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”), except for the following deviation:

Under the code provision A.6.7 of the CG Code, independent non-executive directors and non-executive directors should attend general meetings and develop a balanced understanding of the views of shareholders. One Non-executive Director and one Independent Non-executive Director were unable to attend the annual general meeting and the extraordinary general meeting both held on 31 December 2012 due to personal or business engagement.

DIRECTORS’ SECURITIES TRANSACTIONS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) contained in Appendix 10 to the Listing Rules as the code of conduct for securities transactions by Directors of the Company (the “Company Code”).

Having made specific enquiry with the Directors, all of them have confirmed that they have fully complied with the required standard set out in the Model Code and the Company Code throughout the year ended 31 August 2013.

THE BOARD

(i)	Responsibilities

The Board steers and oversees the management of the Company including, establishing the strategic direction of the Company, setting the long-term objectives of the Company, monitoring the performance of management, protecting and maximising the interests of the Company and its shareholders, reviewing, considering and approving the annual budget, management results and performance update against annual budget, together with business reports from the management.

The Board has delegated an executive committee comprising all Executive Directors, with authority and responsibility for day-to-day operations and administration of the Company.

All Directors have full and timely access to all relevant information as well as advice and services of the Company Secretary, with a view to ensuring that the Board procedures and all applicable rules and regulations, are followed. Upon making request to the Board, all Directors may obtain independent professional advice at the Company’s expense for carrying out their functions.

026 Hong Kong Television Network Limited Annual Report 2013	Corporate Governance Report

(ii)	Board Composition

The Board currently comprises a total of eight Directors:

•	four Executive Directors, namely Mr. Wong Wai Kay, Ricky, Mr. Cheung Chi Kin, Paul, Ms. To Wai Bing and Ms. Wong Nga Lai, Alice;

•	one Non-executive Director, Dr. Cheng Mo Chi, Moses; and

•	three Independent Non-executive Directors, namely, Mr. Lee Hon Yin, John, Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin.

During the year ended 31 August 2013 and up to the date of this annual report, the changes to the composition of the Board were as follows:

•	Dr. Chan Kin Man resigned as an Independent Non-executive Director with effect from 7 June 2013; and

•	Mr. Mak Wing Sum, Alvin was appointed as an Independent Non-executive Director with effect from 1 September 2013.

The Board believes that the balance between Executive and Non-executive Directors is reasonable and adequate to provide sufficient checks and balances that safeguard the interests of shareholders and the Company.

Mr. Wong Wai Kay, Ricky is a first cousin of Mr. Cheung Chi Kin, Paul. Save as disclosed above, there are no financial, business, family, other material and relevant relationships among members of the Board as at the date of this annual report.

The Company has maintained on the websites of the Stock Exchange and the Company (www.hktv.com.hk) an updated list of its directors identifying their roles and functions and whether they are independent non-executive directors. Independent non-executive directors are also identified as such in all corporate communications that disclose the names of directors of the Company.

The biographical information of the Directors is set out in the section of “Profile of Directors and Senior Management” on pages 20 to 23 of this annual report.

(iii)	Appointment, Re-election and Removal of Directors

The Company follows formal procedures for the appointment of new Directors. Appointments are first considered by the Nomination Committee and the nomination is then submitted to the Board for decision with reference to criteria that include professional knowledge and industrial experience, personal ethics, integrity and personal skills of the candidates. Thereafter, all Directors are subject to re-election by the Shareholders at the general meetings in their first year of appointment.

In accordance with the Company’s Articles of Association (the “Articles”), the Board may from time to time appoint a director either to fill a casual vacancy or as an addition to the existing Board. Any such new director shall hold office only until the next following general meeting of the Company (in the case of filling a casual vacancy) or until the following annual general meeting of the Company (in the case of an addition to the existing Board), and shall then be eligible for re-election. Every director, including non-executive and independent non-executive directors, is subject to retirement by rotation at least once every three years. One-third of the directors must retire from office at each annual general meeting and their re-election is subject to the approval of shareholders of the Company.

027 Hong Kong Television Network Limited Annual Report 2013	Corporate Governance Report

In accordance with Article 92 of the Articles, Mr. Mak Wing Sum, Alvin will hold office until the 2013 annual general meeting of the Company and, being eligible, will offer himself for re-election at the 2013 annual general meeting.

Furthermore, in accordance with Articles 96 and 99 of the Articles, Mr. Lee Hon Ying, John and Mr. Peh Jefferson Tun Lu will retire from office by rotation at the 2013 annual general meeting and, being eligible, will offer themselves for re-election at the 2013 annual general meeting.

In August 2013, the Board adopted the Board Diversity Policy which to comply with a new code provision of the CG Code on board diversity which will be effective from September 2013. The Board Diversity Policy was adopted to ensure that diversity in its broadest sense continues to remain a feature of the Board. The Nomination Committee’s assessment of the candidates includes, but is not limited to, consideration of the relevant knowledge and diversity of backgrounds, skills, experience and perspectives that would complement the existing Board.

(iv)	Chairman and Chief Executive Officer

The Chairman of the Board is an Executive Director who is responsible for the leadership and effective running of the Board. The Chief Executive Officer is an Executive Director who is responsible for the Company’s operations and business development under the direction of the Board. The positions of the Chairman of the Board and the Chief Executive Officer are currently held by separate individuals for the purpose of ensuring an effective segregation of duties and a balance of power and authority.

(v)	Non-executive Director and Independent Non-executive Directors

The term of office of all Non-executive Directors (including the Independent Non-executive Directors) has been fixed for a specific term of one year. They are subject to retirement by rotation and re-election at the Company’s annual general meeting at least once every three years in accordance with the Articles.

Following the resignation of Dr. Chan Kin Man on 7 June 2013, the number of independent non-executive Directors and the members of Audit Committee of the Company had fallen below the minimum number required under Rule 3.10(1), Rule 3.10A and Rule 3.21 of the Listing Rules. In addition, the number of independent non-executive Directors of the Remuneration Committee of the Company had fallen below a majority required under Rule 3.25 of the Listing Rules.

On 1 September 2013, Mr. Mak Wing Sum, Alvin had then been appointed as independent non-executive Director of the Company. Thereafter, the number of independent non-executive Directors and the members of the Audit Committee of the Company are three and the number of independent non-executive Directors of the Company represents at least one-third of the Board which in full compliance with the requirements under Rule 3.10(1), Rule 3.10A and Rule 3.21 of the Listing Rules from 1 September 2013. In addition, the majority of the members of the Remuneration Committee of the Company are independent non-executive Directors which in full compliance with the requirement under Rule 3.25 of the Listing Rules from 1 September 2013.

Pursuant to Rule 3.13 of the Listing Rules, each of the independent non-executive directors has made a written confirmation of independence. On 11 November 2013, the Nomination Committee of the Company conducted an annual review of the independence of all independent non-executive Directors for the year ended 31 August 2013 and considered that all of the independent non-executive Directors satisfied the criteria of independence pursuant to the Listing Rules.

(vi)	Number of Meetings and Directors’ Attendance

The Board meets from time to time, and on no less than four times a year, to discuss and exchange ideas on the Company’s affairs. During the year ended 31 August 2013, the Board held five meetings to deliberate the interim and final results announcements, financial reports, to recommend or declare dividends and to discuss significant issues and general operation of the Company.

028 Hong Kong Television Network Limited Annual Report 2013	Corporate Governance Report

During the year under review, the attendance record of the Directors at the Board meetings is summarised below:

Meeting Attended/Held
Executive Directors
Mr. Wong Wai Kay, Ricky	5/5
Mr. Cheung Chi Kin, Paul	5/5
Ms. To Wai Bing	5/5
Ms. Wong Nga Lai, Alice	5/5
Non-executive Director
Dr. Cheng Mo Chi, Moses	5/5
Independent Non-executive Directors
Mr. Lee Hon Ying, John	5/5
Dr. Chan Kin Man (Note 1)	3/4
Mr. Peh Jefferson Tun Lu	5/5
Mr. Mak Wing Sum, Alvin	(Note 2)

Notes:

1.	Dr. Chan Kin Man resigned as the Director with effect from 7 June 2013 and during his tenure, four Board meetings were held.
2.	Mr. Mak Wing Sum, Alvin was appointed as the Director with effect from 1 September 2013.

(vii)	Practices and Conduct of Meetings

Notices of regular Board meetings together with all relevant information and reports prepared by management are given to all Directors at least 14 days before the meetings. For other Board and committees meetings, reasonable notice is generally given.

Board papers together with all appropriate, complete and reliable information are generally sent to all Directors at least 3 days before each Board meeting or committee meeting to keep the Directors apprised of the latest developments and financial position of the Company and to enable them to make informed decisions.

The Company Secretary is responsible to keep minutes of all Board and committees meetings. Draft minutes are circulated to all Directors or committee members for comment in a timely manner and final version for their records. The minutes/ resolutions of the Board and the committees are open for inspection by Directors.

(viii)	Training and Support for Directors

Each newly appointed director is provided with necessary induction and information to ensure that he has a proper understanding of the Company’s operations and businesses as well as his responsibilities under the relevant statutes, laws, rules and regulations.

During the year under review, Directors are provided with monthly updates on the Company’s performance, position and prospects to enable the Board as a whole and each Director to discharge their duties. Also, the Company updates Directors on the latest development regarding the Listing Rules and other applicable regulatory requirements from time to time, to ensure compliance and enhance their awareness of good corporate governance practices.

Directors’ training is an ongoing process. All Directors are encouraged to attend external professional programs at the Company’s expense to develop and enrich their knowledge and skills. Directors are requested to provide their respective records of training they received to the Company for record.

029 Hong Kong Television Network Limited Annual Report 2013	Corporate Governance Report

According to the records provided by the Directors, a summary of training received by the Directors during the year under review is as follows:

	Reading materials[1]	Attending trainings[2]
Executive Directors
Mr. Wong Wai Kay, Ricky	✓	✓
Mr. Cheung Chi Kin, Paul	✓	✓
Ms. To Wai Bing	✓	✓
Ms. Wong Nga Lai, Alice	✓	✓
Non-executive Director
Dr. Cheng Mo Chi, Moses	✓	✓
Independent Non-executive Directors
Mr. Lee Hon Ying, John	✓	✓
Dr. Chan Kin Man (resigned on 7 June 2013)	✓	✓
Mr. Peh Jefferson Tun Lu	✓	✓

Notes:

1.	Reading materials and updates relating to the latest development of the Listing Rules and other applicable regulatory requirements and articles/newspapers in relation to the Group’s business which provided by the Company.
2.	Attending trainings/seminars/conferences/courses held by the Company or other professional institutions.
3.	A necessary induction and information was provided for Mr. Mak Wing Sum, Alvin, who was newly appointed as an Independent Non-executive Director with effect from 1 September 2013.

BOARD COMMITTEES

In order to oversee various aspects of the Company’s affairs, the Board has set up Audit Committee, Nomination Committee and Remuneration Committee (collectively the “Board Committees”). The majority of the members of the Board Committees are Independent Non-executive Directors.

Members of the Board Committees have been advised that they may seek independent professional advice at the Company’s expenses in appropriate circumstances.

(i)	Audit Committee

The Board established its Audit Committee in March 1999 with specific terms of reference setting out the committee’s authority and duties.

Dr. Chan Kin Man resigned as the member of the Audit Committee with effect from 7 June 2013 and Mr. Mak Wing Sum, Alvin was appointed as the member of the Audit Committee with effect from 1 September 2013.

The Audit Committee currently comprises three members, namely, Mr. Lee Hon Ying, John, Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin, who are all Independent Non-executive Directors and two of whom possesses the appropriate professional qualifications or accounting or related financial management expertise as required under Rule 3.10(2) of the Listing Rules. Mr. Lee Hon Ying, John is the Chairman of the Audit Committee. The Audit Committee is provided with sufficient resources to discharge its duties.

030 Hong Kong Television Network Limited Annual Report 2013	Corporate Governance Report

The major roles and functions of the Audit Committee are set out in the Audit Committee Charter which is made available on the websites of the Stock Exchange and the Company (www.hktv.com.hk). The Audit Committee is responsible for, inter alia, overseeing the accounting and financial reporting processes of the Group including the audits of the Group’s financial statements on behalf of the Board; the appointment of the external auditor and its fees; and reviewing and discussing the internal audit plans and reports of the audit activities, examinations and results thereof of the Internal Audit Department of the Company.

The Audit Committee held four meetings during the year ended 31 August 2013. Executive Directors, representatives from the Internal Audit Department of the Company and the external auditors of the Company were invited to join the discussions at the relevant meetings.

Following is a summary of works performed by the Audit Committee during the year ended 31 August 2013:

(i)	reviewed of the Company’s financial statements for the year ended 31 August 2012 and for the six months ended 28 February 2013;

(ii)	reviewed of the internal audit progress, especially on the compliance of the Sarbanes-Oxley Act;

(iii)	reviewed of the external auditor’s report on the review of the Company’s interim financial report for the six months ended 28 February 2013 and the Company’s audited consolidated financial statements for the year ended 31 August 2012; and

(iv)	pre-approved of the audit and non-audit services provided by the Company’s external auditors.

The audit committee chairman and other committee members also meet in separate private session with the external auditor at least once during the year.

During the year under review, the attendance record of the members of the Audit Committee in 2013 is summarized below:

Attendance of individual members at Audit Committee meetings

Meetings Attended/Held
Independent Non-executive Directors
Mr. Lee Hon Ying (Chairman)	4/4
Mr. Peh Jefferson Tun Lu	4/4
Dr. Chan Kin Man (Note 1)	3/3
Mr. Mak Wing Sum, Alvin	(Note 2)

Notes:

1.	Dr. Chan Kin Man resigned as the member of the Audit Committee with effect from 7 June 2013 and during his tenure, three Audit Committee meetings were held.
2.	Mr. Mak Wing Sum, Alvin was appointed as the member of the Audit Committee with effect from 1 September 2013.

(ii)	Nomination Committee

The Board established its Nomination Committee in February 2012 with specific terms of reference setting out the committee’s authority and duties.

Dr. Chan Kin Man resigned as the member of the Nomination Committee with effect from 7 June 2013 and Mr. Mak Wing Sum, Alvin was appointed as the member of the Nomination Committee with effect from 1 September 2013.

031 Hong Kong Television Network Limited Annual Report 2013	Corporate Governance Report

The Nomination Committee currently comprises four members, namely, Dr. Cheng Mo Chi, Moses, Mr. Lee Hon Ying, John, Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin. Mr. Peh Jefferson Tun Lu is the Chairman of the Nomination Committee. The Nomination Committee is provided with sufficient resources to discharge its duties. The Nomination Committee’s objectives are as follows:

(i)	review the structure, size and diversity of the Board and make recommendations on any proposed changes to the Board to implement the Company’s corporate strategy;

(ii)	identify qualified individuals to become members of the Board and select or make recommendations to the Board on the selection of individuals nominated for directorship;

(iii)	assess the independence of independent non-executive Directors; and

(iv)	make recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors, in particular the Chairman and chief executive.

The role and authorities of the Nomination Committee, including those set out in code provision A.5.2 of the CG Code, were set out in its terms of reference which is made available on the websites of the Stock Exchange and the Company (www.hktv.com.hk).

The Nomination Committee held one meeting during the year under review. Following is a summary of works performed by the Nomination Committee during the year under review:

•	reviewed the structure, size and composition of the Board and made recommendations to the Board;

•	reviewed the independence of Independent Non-executive Directors;

•	made recommendation to the Board about the retirement and re-appointment of Directors by rotation at the forthcoming annual general meeting for the Company;

•	assessed the composition of the Nomination Committee;

•	assessed and selected potential candidates for the nomination of an Independent Non-Executive Director to fill vacancy and made recommendations to the Board; and

•	made recommendation to the Board the adoption of the Board Diversity Policy and the revised terms of reference of the Nomination Committee.

032 Hong Kong Television Network Limited Annual Report 2013	Corporate Governance Report

During the year under review, the attendance record of the members of the Nomination Committee is summarized below:

Attendance of individual members at Nomination Committee meeting

Meeting Attended/Held
Independent Non-executive Directors
Mr. Peh Jefferson Tun Lu (Chairman)	1/1
Mr. Lee Hon Ying	1/1
Dr. Chan Kin Man (Note 1)	1/1
Mr. Mak Wing Sum, Alvin	(Note 2)
Non-Executive Director
Dr. Cheng Mo Chi, Moses	1/1

Notes:

1.	Dr. Chan Kin Man resigned as the member of the Nomination Committee with effect from 7 June 2013 and during his tenure, one Nomination Committee meeting was held.
2.	Mr. Mak Wing Sum, Alvin was appointed as the member of the Nomination Committee with effect from 1 September 2013.

(iii)	Remuneration Committee

The Board established its Remuneration Committee in August 2001 with specific terms of reference setting out the committee’s authority and duties.

Dr. Chan Kin Man resigned as the member of the Remuneration Committee with effect from 7 June 2013 and Mr. Mak Wing Sum, Alvin was appointed as the member of the Remuneration Committee with effect from 1 September 2013.

The Remuneration Committee currently comprises five members, namely, Mr. Lee Hon Ying, John, Mr. Peh Jefferson Tun Lu, Mr. Mak Wing Sum, Alvin, Dr. Cheng Mo Chi, Moses and Ms. Choy Mei Yuk, Mimi. Mr. Lee Hon Ying, John is the Chairman of the Remuneration Committee. The Remuneration Committee is provided with sufficient resources to discharge its duties. The Remuneration Committee’s objectives are as follows:

(i)	establish a formal, fair and transparent procedures for developing policy and structure of all remuneration of directors and senior management;

(ii)	review and consider the Company’s policy for remuneration of directors and senior management;

(iii)	determine the remuneration packages of executive directors and senior management; and

(iv)	recommend the remuneration packages of Non-executive Directors (including Independent Non-executive Directors).

The role and authorities of the Remuneration Committee, including those set out in code provision B.1.2 of the CG Code, were set out in its terms of reference which is made available on the websites of the Stock Exchange and the Company (www.hktv.com.hk).

The Remuneration Committee held one meeting during the year under review. Following is a summary of works performed by the Remuneration Committee during the year under review:

(i)	reviewed and approved of the discretionary performance bonus for the Executive Directors; and

(ii)	reviewed and approved of the remuneration packages of the Directors.

033 Hong Kong Television Network Limited Annual Report 2013	Corporate Governance Report

During the year under review, the attendance record of the members of the Remuneration Committee is summarized below:

Attendance of individual members at Remuneration Committee meeting

Meetings Attended/Held
Independent Non-executive Directors
Mr. Lee Hon Ying (Chairman)	1/1
Mr. Peh Jefferson Tun Lu	1/1
Dr. Chan Kin Man (Note 1)	1/1
Mr. Mak Wing Sum, Alvin	(Note 2)
Non-Executive Director
Dr. Cheng Mo Chi, Moses	1/1
Director, Talent Management
Ms. Choy Mei Yuk, Mimi	1/1

Notes:

1.	Dr. Chan Kin Man resigned as the member of the Remuneration Committee with effect from 7 June 2013 and during his tenure, one Remuneration Committee meeting was held.
2.	Mr. Mak Wing Sum, Alvin was appointed as the member of the Remuneration Committee with effect from 1 September 2013.

CORPORATE GOVERNANCE FUNCTIONS

The Board is also responsible for performing the corporate governance duties as set out below:

a.	develop and review the Company’s policies and practices on corporate governance;

b.	review and monitor the training and continuous professional development of Directors and senior management;

c.	review and monitor the Company’s policies and practices on compliance with legal and regulatory requirements;

d.	develop, review and monitor the code of conduct and compliance (if any) applicable to the Directors and employees; and

e.	review the Company’s compliance with the CG Code and disclosure in the Corporate Governance Report.

The Board has reviewed the Company’s corporate governance practices and the compliance with the CG Code and disclosure in the Corporate Governance Report for the year ended 31 August 2013 in the board meeting held on 13 November 2013.

DIRECTORS’ RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Directors acknowledged their responsibility, with the support from the Finance Department of the Company, for preparing the financial statements of the Group for the year ended 31 August 2013. The Board must ensure that the financial statements of the Group are prepared as to give a true and fair view and on a going concern basis in accordance with the statutory requirements and applicable financial reporting standards.

The statement of the auditors of the Company about their reporting responsibilities and opinion on the financial statements of the Group for the year ended 31 August 2013 is set out in the “Independent Auditor’s Report” on page 44 of this annual report.

034 Hong Kong Television Network Limited Annual Report 2013	Corporate Governance Report

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE AND INDEMNITY

The Company has arranged appropriate Directors’ and Officers’ Liability Insurance for its Directors and officers of the Company covering the costs, charges, losses, expenses and liabilities arising from the performance of their duties. The insurance policy covers the Directors’ and Officers’ Liability Contract; Company Reimbursement Contract and Legal Representation Expenses Contract. The insurance coverage is reviewed on an annual basis. Throughout the year ended 31 August 2013, no claim has been made against the Directors and officers of the Company.

AUDITORS’ REMUNERATION

KPMG has been re-appointed as the external auditors of the Company by the shareholders of the Company at the 2012 Annual General Meeting.

For the year ended 31 August 2013, the total fee paid in relation to audit related services of the Group amounted to approximately HK$1,500,000. Details are set out below:

Type of Services	FY2013 HK$’000	FY2012 HK$’000
Audit services	1,500	1,630
Non-audit services	—	915

Total	1,500	2,545

COMPANY SECRETARY

The Company Secretary, Ms. Wong Nga Lai, Alice is an employee of the Company and she is also the Executive Director and Chief Financial Officer of the Company, who has day-to-day knowledge of the Company’s affairs. The biographical information of Ms. Wong is set out in the section of “Profile of Directors and Senior Management” on page 21 of this annual report. All Directors have access to the Company Secretary to ensure that board procedures and all applicable law, rules and regulations, are followed. The Company Secretary also plays an essential role in the relationship between the Company and its shareholders, including assisting the Board in discharging its obligations to shareholders pursuant to the Listing Rules.

During the year under review, Ms. Wong has attended relevant professional seminars to update her skills and knowledge. She has complied with the Listing Rules to take no less than 15 hours of relevant professional training during the financial year.

INTERNAL CONTROL FRAMEWORK

Internal Control

The Board recognises its responsibility to maintain a sound and effective internal control system. The internal control system has been designed to safeguard the Group’s assets, maintain proper accounting records and to ensure that transactions are executed in accordance with established policies and standards as well as appropriate authorisation.

For the year under review, management considered the Group’s internal control system is reasonably effective and adequate.

Internal Audit

The Internal Audit Department of the Group plays an impartial role which is independent to the Group’s management in assessing and monitoring of the internal controls. The Director of Internal Audit Department directly reports to the Chairman of the Group and the Audit Committee on findings related to material controls, including financial, operational and compliance controls and risk management functions.

Internal Audit Reports are presented to the Group’s management and operational teams for attention and appropriate actions. Remediation actions have been developed collaboratively by the Group’s management and operational teams to rectify the control weaknesses identified. As a final stage of the review, follow up reviews are conducted by the Internal Audit Department to ensure that these action plans have been successfully and timely implemented.

035 Hong Kong Television Network Limited Annual Report 2013	Corporate Governance Report

During the year, the Internal Audit Department worked closely with operation management to ensure that internal control procedures have been properly set up to safeguard the Group’s assets and to prevent fraud from occurring in the following main areas:

•	TV equipment (e.g. cameras, audio and lighting equipment)

•	Roster planning and overtime management

•	Procurement and cash payment activities

The activities performed by the Internal Audit Department included but not limited to end-to-end process audits, follow up reviews, site visits and surprise checks.

The annual audit plan is prepared based on a risk assessment with reference to the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework. On 15 October 2013, the Hong Kong Government announced that the Company’s application for the domestic free television programme service licence in Hong Kong was rejected by the Chief Executive in Council, and majority of the drama productions has been affected by the redundancy of our creative and production talent after the aforesaid announcement. Accordingly, all the related audit reviews in progress had been halted. In addition to performing SOX-related reviews, the Internal Audit Department will continue to develop a risk-based audit program subject to the new direction of the Company.

Compliance with Sarbanes-Oxley Act of 2002

The Company listed on the Nasdaq Stock Market in the U.S. is required to comply with the provisions of the U.S. Sarbanes-Oxley Act of 2002 (the “SOX Act”), which is a legislation seeking to enhance the transparency and accountability of the companies in the areas of corporate governance and financial reporting. Under Section 404(a) of the SOX Act, the Group’s management is responsible for the effectiveness of the Group’s internal control procedures over financial reporting. With the assistance of Internal Audit Department and external consultants, management of the Group organised and conducted a comprehensive assessment of internal control over financial reporting based on control criteria as set out in the COSO framework. Based on this assessment, the Directors believe that, as at 31 August 2013, the internal control over financial reporting is effective.

Company Policies

The Group has adopted a number of company policies, including Company Policies and Procedures, Code of Business Conduct and Ethics and individual departmental charters to ensure good corporate governance practices and high standard of business conducts and ethics of the Group. The Group will regularly review the effectiveness of these policies. A set of Code of Business Conduct and Ethics can be accessed through the Company’s intranet and the Company’s website (www.hktv.com.hk).

Inside Information

With respect to procedures and internal controls for the handling and dissemination of inside information, the Board is fully aware of its obligations under the new Part XIVA of the Securities and Futures Ordinance, effective from 1 January 2013 and the Listing Rules and conduct its affairs with close regard to the “Guidelines on Disclosure of Inside Information” issued by the Securities and Futures Commission in June 2012.

036 Hong Kong Television Network Limited Annual Report 2013	Corporate Governance Report

COMMUNICATION WITH SHAREHOLDERS

The Company is committed to safeguard shareholders’ interests and believes that effective communication with shareholders and other stakeholders is essential for enhancing investor relations and investor understanding of the business performance and strategies of the Group.

During the year under review, the Board adopted a Shareholders Communication Policy of the Company which aims to set out the provisions with the objective of ensuring that the shareholders of the Company and potential investors are provided with ready, equal and timely access to balanced and understandable information about the Company, in order to enable shareholders of the Company to exercise their rights in an informed manner, and to allow shareholders of the Company and potential investors to engage actively with the Company.

Information Disclosure on the Company’s Website

The Company endeavours to disclose all material information about the Group to all interested parties on a timely basis. All such publications together with additional information of the Group are timely updated on the Company’s website at www.hktv.com.hk.

General Meetings with Shareholders

The 2012 annual general meeting of the Company held on 31 December 2012 was attended by, among others, the Chairman, Chief Executive Officer, Chief Financial Officer, chairperson of the Audit Committee, Nomination Committee and Remuneration Committee, and representatives of KPMG, the external auditors of the Company, to answer questions raised by shareholders at the meeting.

The 2012 annual general meeting and one extraordinary general meeting both held on 31 December 2012. During the year under review, the attendance record of the Directors at the general meetings is summarised below:

	2012 Annual General	Extraordinary General
	Meeting Attended/Held	Meeting Attended/Held
Executive Director
Mr. Wong Wai Kay, Ricky	1/1	1/1
Mr. Cheung Chi Kin, Paul	1/1	1/1
Ms. To Wai Bing	1/1	1/1
Ms. Wong Nga Lai, Alice	1/1	1/1
Non-executive Director
Dr. Cheng Mo Chi, Moses	0/1	0/1
Independent Non-executive Directors
Mr. Lee Hon Ying, John	1/1	1/1
Dr. Chan Kin Man (Note 1)	0/1	0/1
Mr. Peh Jefferson Tun Lu	1/1	1/1
Mr. Mak Wing Sum, Alvin	(Note 2)	(Note 2)

Notes:

1.	Dr. Chan Kin Man resigned as the Director with effect from 7 June 2013 and during his tenure, one Annual General meeting and one Extraordinary General meeting were held.
2.	Mr. Mak Wing Sum, Alvin was appointed as the Director with effect from 1 September 2013.

037 Hong Kong Television Network Limited Annual Report 2013	Corporate Governance Report

SHAREHOLDERS’ RIGHTS

Set out below is a summary of certain rights of the Shareholders as required to be disclosed pursuant to the mandatory disclosure requirement under Paragraph O of the CG Code:

Convening of extraordinary general meeting on requisition by shareholders

In accordance with Section 113 of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong), shareholder(s) holding at the date of the deposit of the requisition not less than one-twentieth of the paid-up capital of the Company and carrying the right of voting at general meeting of the Company, may request the Board of the Company, to convene an extraordinary general meeting. The written requisition must state the objects of the meeting and deposited at the registered office of the Company.

Procedures for putting forward proposals at general meetings by shareholders

Shareholders are requested to follow Section 115A of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) for including a resolution at an annual general meeting. The requirements and procedures are set out below:

(i)	Any number of shareholders representing not less than one-fortieth of the total voting rights of all shareholders having at the date of the requisition a right to vote at a general meeting to which the requisition relates; or

(ii)	not less than 50 shareholders holding shares in the Company on which there has been paid up an average sum, per shareholder, of not less than HK$2,000, may submit a requisition in writing to put forward a resolution which may properly be moved and is intended to be moved at a general meeting.

The requisition must state the resolution, and must be signed by all the requisitionists. The requisition must be deposited at the registered office of the Company at 13th Floor, Trans Asia Centre, 18 Kin Hong Street, Kwai Chung, New Territories, Hong Kong for the attention of the Company Secretary.

Procedures for directing shareholders’ enquiries to the Board

Shareholders may at any time send their enquiries and concerns to the Board in writing through the Company Secretary whose contact details are as follows:

Investor Engagement

Hong Kong Television Network Limited

13th Floor, Trans Asia Centre

18 Kin Hong Street

Kwai Chung, New Territories

Hong Kong

Tel No.: (852) 3145 6888

Fax No.: (852) 2199 8354

Email: investor_engagement@hktv.com.hk

Shareholders may also make enquiries with the Board at the general meetings of the Company.

Proposing a person other than a retiring director for election as a director at a general meeting

Pursuant to Article 94(b) of the Articles, if a shareholder wish to propose a person other than a retiring Director for election as a Director at a general meeting, the shareholder should deposit a written notice of nomination which shall be given to the Company Secretary at least a seven-day period commencing on a date no earlier than the day after the despatch of the said notice of the meeting and ending no later than seven days prior to the date of such meeting. The written notice must state the full name and biographical details of the person proposed for election as a Director. A written notice signed by the person proposed for election as a director indicating his/her willingness to be elected must also be lodged with the Company.

CONSTITUTIONAL DOCUMENTS

During the year ended 31 August 2013, there is no significant change in the Company’s constitutional documents.

038 Hong Kong Television Network Limited Annual Report 2013

Report of the Directors

The Directors submit herewith their annual report together with the audited financial statements for the year ended 31 August 2013.

REGISTERED OFFICE

Hong Kong Television Network Limited (the “Company”) is a company incorporated and domiciled in Hong Kong and has its registered office at 13th Floor, Trans Asia Centre, 18 Kin Hong Street, Kwai Chung, New Territories, Hong Kong.

PRINCIPAL ACTIVITIES AND ANALYSIS OF OPERATIONS

The principal activities of the Company and its subsidiaries (collectively referred to as the “Group”) are the provision of multimedia production and contents distribution and other multimedia related activities. The principal activities of its major subsidiaries are detailed in note 16 to the financial statements.

An analysis of the Group’s performance for the year by business segments is set out in note 3 to the financial statements.

FINANCIAL STATEMENTS

The loss of the Group for the year ended 31 August 2013 and the state of the Company’s and the Group’s affairs as at that date are set out in the financial statements on pages 45 to 110.

RESERVES

Movements in the reserves of the Group during the year are set out in the consolidated statement of changes in equity. Movements in the reserves of the Company during the year are set out in note 22 to the financial statements.

No special dividend (2012: HK$2.5 per ordinary shares in cash) and interim dividend (2012: HK15 cents per ordinary share in cash) were paid during the year ended 31 August 2013. A final dividend in respect of the previous financial year of HK15 cents per ordinary share (2012: HK15 cents per ordinary share) in cash was paid on 24 January 2013.

The Directors does not recommend the payment of final dividend for the year ended 31 August 2013 (2012: HK15 cents per ordinary share in cash).

DONATIONS

Charitable and other donations made by the Group during the year amounted to HK$305,000 (2012: HK$200,000).

FIXED ASSETS

Details of the movements in fixed assets and particular of major property interests of the Group are set out in note 14 to the financial statements.

SHARE CAPITAL AND SHARE OPTIONS

Details of the movements in share capital and share options of the Company are set out in note 22 to the financial statements.

DISTRIBUTABLE RESERVES

Distributable reserves of the Company as at 31 August 2013, calculated in accordance with section 79B of Hong Kong Companies Ordinances, amounted to approximately HK$2,186,571,000 (2012: HK$2,287,647,000).

FIVE-YEAR FINANCIAL SUMMARY

A summary of the results, assets and liabilities of the Group for the last five financial years is set out on page 111 of this annual report.

039 Hong Kong Television Network Limited Annual Report 2013	Report of the Directors

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold nor redeemed any of the Company’s listed securities during the year ended 31 August 2013.

GROUP’S BORROWINGS

The Group’s borrowings as at 31 August 2013 are repayable in the following periods:

	2013	2012
	HK$’ 000	HK$’ 000
On demand or not exceeding one year	531,973	3,111
More than one year but not exceeding two years	70	90
More than two years	—	70

	532,043	3,271

DIRECTORS

The Directors during the year and up to the date of this annual report were:

Executive Directors

Mr. Wong Wai Kay, Ricky

Mr. Cheung Chi Kin, Paul

Ms. To Wai Bing

Ms. Wong Nga Lai, Alice

Non-executive Director

Dr. Cheng Mo Chi, Moses

Independent Non-executive Directors

Mr. Lee Hon Ying, John

Dr. Chan Kin Man (note (i))

Mr. Peh Jefferson Tun Lu

Mr. Mak Wing Sum, Alvin (note (ii))

Notes:

(i)	Dr. Chan Kin Man resigned as the Independent Non-executive Director, member of Audit Committee, Nomination Committee and Remuneration Committee with effect from 7 June 2013.

(ii)	Mr. Mak Wing Sum, Alvin was appointed as the Independent Non-executive Director, member of Audit Committee, Nomination Committee and Remuneration Committee with effect from 1 September 2013.

In accordance with Article 92 of the Articles, Mr. Mak Wing Sum, Alvin will hold office until the 2013 annual general meeting, and being eligible, offer himself for re-election at the 2013 annual general meeting.

Furthermore, in accordance with Articles 96 and 99 of the Articles, Mr. Lee Hon Ying, John and Mr. Peh Jefferson Tun Lu will retire from office by rotation and, being eligible, offer themselves for re-election at the 2013 annual general meeting.

The Company has received written confirmation from each of the Independent Non-executive Directors of their independence pursuant to Rule 3.13 of the Listing Rules and considers all the Independent Non-executive Directors to be independent.

040 Hong Kong Television Network Limited Annual Report 2013	Report of the Directors

DIRECTORS’ SERVICE CONTRACTS

None of the Directors has a service contract with the Company or any of its subsidiaries which is not determinable by the employing company within one year without payment of compensation, other than statutory compensation.

DIRECTORS’ INTERESTS IN CONTRACTS OF SIGNIFICANCE

No contract of significance in relation to the Group’s business to which the Company or any of its subsidiaries was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT

Brief biographical details of the Directors and senior management are set out on pages 20 to 23 of this annual report.

CHANGES OF DIRECTORS’ INFORMATION

Pursuant to Rule 13.51B(1) of the Listing Rules, changes in Directors’ emoluments during the financial year are set out in note 12 to the Financial Statements.

DIRECTORS’ INTERESTS IN SHARES AND UNDERLYING SHARES

Directors’ interests or short positions in shares and in share options

At 31 August 2013, the interests or short positions of the Company’s Directors, chief executive and their associates in the shares and underlying shares of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the “SFO”)), as recorded in the register maintained by the Company required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) pursuant to the Model Code were as follows:

Long position in ordinary shares and underlying shares of the Company

	Interest in shares			Total	Interests in underlying shares pursuant		Approximate percentage interests in the Company’s issued
Name of Director	Personal interests	Corporate interests	Family interests	interest in shares	to share options	Aggregate interests	share capital Note(1)
Mr. Wong Wai Kay, Ricky	15,236,893	339,814,284	—	355,051,177	—	355,051,177	43.89%
		Note (2)(i)
Mr. Cheung Chi Kin, Paul	25,453,424	24,924,339	—	50,377,763	—	50,377,763	6.23%
		Note (2)(ii)
Ms. To Wai Bing	95,239	—	—	95,239	—	95,239	0.01%
Ms. Wong Nga Lai, Alice	50,000	—	—	50,000	—	50,000	0.01%

Notes:

(1)	This percentage is based on 809,016,643 ordinary shares of the Company issued as at 31 August 2013.
(2)	The corporate interests of Mr. Wong Wai Kay, Ricky and Mr. Cheung Chi Kin, Paul arise through their respective interests in the following companies:

(i)	339,814,284 shares are held by Top Group International Limited (“Top Group”) which is 42.12% owned by Mr. Wong Wai Kay, Ricky; the interests of Top Group in the Company is also disclosed under the section “Substantial Shareholder” of this annual report.
(ii)	24,924,339 shares are held by Worship Limited which is 50% owned by Mr. Cheung Chi Kin, Paul.

041 Hong Kong Television Network Limited Annual Report 2013	Report of the Directors

Save as disclosed above, as at 31 August 2013, none of the Directors nor the chief executive (including their spouse and children under 18 years of age) of the Company had any interests or short positions in the shares, underlying shares and derivative to ordinary shares of the Company and its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

SHARE OPTION SCHEMES

The Company operates a share option scheme (the “2012 Share Option Scheme”) which was adopted by shareholders of the Company on 31 December 2012 which the directors may, at their discretion, invite eligible participants to take up options to subscribe for shares subject to the terms and conditions stipulated therein.

The Company also has an old share option scheme (the “2002 Share Option Scheme”) adopted by shareholders on 23 December 2002 which was expired on 22 December 2012.

A summary of the 2012 Share Option Scheme operated by the Company is as follows:

(1)	Purpose

To grant share options to the eligible participants as incentives and rewards for their contribution to the Company or its subsidiaries.

(2)	Eligible participants

Eligible participants include employee, executives or officers (including executive, non-executive and independent non-executive directors) of the Company or any of its subsidiaries, suppliers and professional advisers of the Group.

(3)	The total number of shares available for issue

The total number of shares which may be issued upon exercise of options to be granted under the scheme shall not exceed 10% of the shares in issue as at the date of adoption of the 2012 Share Option Scheme on 31 December 2012 (i.e. 80,901,664 shares). As at the date of this annual report, the number of shares available for issue in respect thereof is 80,901,664 shares, representing approximately 10% of the issued share capital of the Company.

The shares which may be issued upon exercise of all outstanding options to be granted and yet to be exercised under the 2012 Share Option Scheme and any other share option scheme(s) of the Company at any time shall not exceed 30% of the shares in issue from time to time. No options shall be granted under any scheme(s) of the Company or any of its subsidiaries if this will result in the 30% limit being exceeded.

(4)	The maximum entitlement of each participant under the 2012 Share Option Scheme

The total number of shares issued and which may fall to be issued upon exercise of the options granted under the 2012 Share Option Scheme and any other share option scheme(s) of the Company (including exercised, cancelled and outstanding options) to each participant in any 12-month period up to and including the date of grant shall not exceed 1% of the shares in issue as at the date of grant.

Any further grant of options in excess of this 1% limit shall be subject to the issue of a circular by the Company and the approval of the shareholders of the Company in general meeting with such grantee and his associates (as defined in the Listing Rules) abstaining from voting and/or other requirements prescribed under the Listing Rules from time to time.

(5)	The period within which the shares must be taken up under an option

The period during which an option may be exercised will be determined by the Board at its absolute discretion, save that no option may be exercised more than 10 years from the date of grant.

042 Hong Kong Television Network Limited Annual Report 2013	Report of the Directors

(6)	The minimum period for which an option must be held before it can be exercised

The Board is empowered to impose, at its discretion, any minimum period that an option must be held at the time of the grant of any particular option.

(7)	The amount payable on application or acceptance of the option and the period within which payments or calls must or may be made or loans for such purposes must be paid

Acceptance of the option must be made within 30 days after the date of offer and HK$1.00 must be paid as a consideration for the grant of option.

(8)	The basis of determining the exercise price

The Board shall determine the exercise price of each option granted but in any event shall not be less than the highest of: (a) the closing price of the shares of the Company as stated in the Stock Exchange’s daily quotation sheet on the date of grant; (b) the average of the closing price of the shares of the Company as stated in the Stock Exchange’s daily quotation sheet for the five business days immediately preceding the date of grant; and (c) the nominal value of the share of the Company.

(9)	The remaining life of the 2012 Share Option Scheme

The 2012 Share Option Scheme will remain in force for a period of 10 years commencing on 31 December 2012 up to 30 December 2022.

During the year ended 31 August 2013, no share options have been granted under the 2012 Share Option Scheme by the Company.

DIRECTORS’ RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Save as disclosed under the section “Share Option Schemes” in this annual report, at no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the directors and/or the chief executive of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDER

At 31 August 2013, the interests or short positions of the persons, other than the directors or chief executive of the Company, in the shares and underlying shares of the Company as recorded in the register maintained by the Company required to be kept under Section 336 of the SFO were as follows:

Name	Interests in shares in long positions	Percentage interests (Note)
Top Group International Limited	339,814,284	42.00%

Note:	This percentage is based on 809,016,643 ordinary shares of the Company issued as at 31 August 2013.

Save as disclosed above, as at 31 August 2013, the Company had not been notified of any persons (other than directors and chief executive of the Company) having any interest or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO.

043 Hong Kong Television Network Limited Annual Report 2013	Report of the Directors

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

MAJOR CUSTOMERS AND SUPPLIERS

The aggregate percentage of purchase for the year attributable to the Group’s five largest suppliers is less than 30% of total purchase for the year and therefore no disclosures with regard to major suppliers are made. The percentages of turnovers for the year attributable to the Group’s major customers are as follows:

%
Sales
The largest customer	85
Five largest customers combined	97

None of the Directors, their associates or any shareholder (which to the knowledge of the Directors own more than 5% of the Company’s issued share capital) had an interest in the major customers noted above.

SUFFICIENCY OF PUBLIC FLOAT

On the basis of information that is publicly available to the Company and within the knowledge of the Directors of the Company, as at the date of this annual report, the Company has maintained a sufficient public float of more than 25 percent of the Company’s issued shares as required under the Listing Rules during the year ended 31 August 2013.

CORPORATE GOVERNANCE

Corporate governance practices adopted by the Company are set out in the Corporate Governance Report on pages 25 to 37 of this annual report.

RETIREMENT SCHEME

The Group operates a defined contribution retirement scheme and a Mandatory Provident Fund scheme. Particulars of these retirement schemes are set out in note 11 in the financial statements.

AUDITORS

The financial statements have been audited by KPMG who shall retire and, being eligible, offer themselves for re-appointment at the forthcoming annual general meeting of the Company.

On behalf of the Board

Wong Wai Kay, Ricky

Chairman

Hong Kong, 13 November 2013

044      Hong Kong Television Network Limited     Annual Report 2013

Independent Auditor’s Report

Independent auditor’s report to the shareholders of Hong Kong Television Network Limited

(Incorporated in Hong Kong with limited liability)

We have audited the consolidated financial statements of Hong Kong Television Network Limited (the “Company”) and its subsidiaries (together the “Group”) set out on pages 45 to 110, which comprise the consolidated and Company balance sheets as at 31 August 2013, the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended and a summary of significant accounting policies and other explanatory information.

DIRECTORS’ RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board, Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. This report is made solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 August 2013 and of the Group’s loss and cash flows for the year then ended in accordance with International Financial Reporting Standards and Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

13 November 2013

045      Hong Kong Television Network Limited     Annual Report 2013

Consolidated Income Statement

For the year ended 31 August 2013 (Expressed in Hong Kong dollars)

		2013		2012
	Notes	HK$’000		HK$’000
Continuing operations
Turnover	3		7,802		3,762
Cost of sales	4		(15,706)		(6,006)
Valuation gains on investment properties			43,400		18,200
Other operating expenses	5(a)		(201,514)		(104,960)
Other income, net	5(b)		128,909		19,920
Finance costs, net	5(c)		(4,860)		(2,455)

Loss before taxation	5		(41,969)		(71,539)
Income tax credit/(expense)	6		1,659		(2,281)

Loss from continuing operations			(40,310)		(73,820)
Discontinued operations
Profit from discontinued operations (net of tax)	2		—		3,771,694

(Loss)/profit for the year			(40,310)		3,697,874

Attributable to:
Equity shareholders of the Company
– Continuing operations			(40,310)		(71,406)
– Discontinued operations			—		3,771,694

			(40,310)		3,700,288

Non-controlling interest
– Continuing operations			—		(2,414)
– Discontinued operations			—		—

			—		(2,414)

(Loss)/profit for the year			(40,310)		3,697,874

Basic (loss)/earnings per share	10
– Continuing operations		HK	(5.0) cents	HK	(9.0) cents
– Discontinued operations		HK	— cent	HK	480.9 cents

		HK	(5.0) cents	HK	471.9 cents

Diluted (loss)/earnings per share	10
– Continuing operations		HK	(5.0) cents	HK	(9.0) cents
– Discontinued operations		HK	— cent	HK	474.1 cents

		HK	(5.0) cents	HK	465.1 cents

The notes on pages 51 to 110 form part of these financial statements. Details of dividends are set out in note 8.

046      Hong Kong Television Network Limited     Annual Report 2013

Consolidated Statement of Comprehensive Income

For the year ended 31 August 2013 (Expressed in Hong Kong dollars)

		2013	2012
	Note	HK$’000	HK$’000
(Loss)/profit for the year		(40,310)	3,697,874

Other comprehensive income	9
Items that may be reclassified subsequently to profit or loss:
– Available-for-sale securities: net movement in fair value reserve		(71,109)	—
– Exchange difference on translation of financial statements of subsidiaries outside Hong Kong		—	(265)
– Exchange reserve realised upon disposal of Telecom Business		—	(4,881)

Other comprehensive income		(71,109)	(5,146)

Total comprehensive income for the year		(111,419)	3,692,728

Attributable to:
Equity shareholders of the Company		(111,419)	3,695,142
Non-controlling interest		—	(2,414)

Total comprehensive income for the year		(111,419)	3,692,728

The notes on pages 51 to 110 form part of these financial statements.

047      Hong Kong Television Network Limited     Annual Report 2013

Balance Sheet

As at 31 August 2013 (Expressed in Hong Kong dollars)

		The Group		The Company
		2013	2012	2013	2012
	Note	HK$’000	HK$’000	HK$’000	HK$’000
Non-current assets
Fixed assets	14	531,277	477,141	30,082	27,584
Intangible assets	15	291,366	311,726	291,366	311,726
Investments in subsidiaries	16	—	—	1,191,159	623,437
Long term receivable and prepayment		133	284	3	—
Other financial assets	17	1,620,277	—	1,620,277	—

		2,443,053	789,151	3,132,887	962,747

Current assets
Accounts receivable	18	1,325	1,311	—	—
Other receivables, deposits and prepayments	18	66,688	31,581	48,337	11,292
Programme costs		289,781	87,617	—	—
Inventories		357	577	—	—
Other current financial assets	17	341,337	—	341,337	—
Term deposits	19(a)	342,657	544,040	187,551	544,040
Cash at bank and in hand	19(b)	347,849	2,083,079	227,779	2,068,766

		1,389,994	2,748,205	805,004	2,624,098

Current liabilities
Accounts payable	20	4,074	5,371	—	—
Other payables and accrued charges	20	38,600	31,118	13,371	15,418
Deposits received		1,905	2,259	—	—
Bank loans and overdrafts	21	531,883	3,026	531,883	3,026
Amounts due to subsidiaries		—	—	2,920	700
Tax payable		395	935	—	—
Current portion – obligations under finance leases	25	90	85	90	85

		576,947	42,794	548,264	19,229

Net current assets		813,047	2,705,411	256,740	2,604,869

Total assets less current liabilities		3,256,100	3,494,562	3,389,627	3,567,616

048 Hong Kong Television Network Limited Annual Report 2013	Balance Sheet

As at 31 August 2013 (Expressed in Hong Kong dollars)

		The Group		The Company
		2013	2012	2013	2012
	Note	HK$’000	HK$’000	HK$’000	HK$’000
Non-current liabilities
Deferred tax liabilities	23	227	1,346	—	1,232
Derivative financial instrument	24	5,181	9,663	5,181	9,663
Obligations under finance leases	25	70	160	70	160

		5,478	11,169	5,251	11,055

Net assets		3,250,622	3,483,393	3,384,376	3,556,561

Capital and reserves	22
Share capital		80,902	80,902	80,902	80,902
Reserves		3,169,720	3,402,491	3,303,474	3,475,659

Total equity		3,250,622	3,483,393	3,384,376	3,556,561

Approved and authorised for issue by the board of directors on 13 November 2013.

Wong Wai Kay, Ricky	Cheung Chi Kin, Paul
Director	Director

The notes on pages 51 to 110 form part of these financial statements.

049      Hong Kong Television Network Limited     Annual Report 2013

Consolidated Statement of Changes in Equity

For the year ended 31 August 2013 (Expressed in Hong Kong dollars)

		Attributable to the equity shareholders of the Company
					Capital							Non-
		Share	Share	Capital	redemption	Retained	Exchange	Revaluation	Fair value	Other		controlling	Total
		capital	premium	reserve	reserve	profits	reserve	reserve	reserve	reserve	Total	interest	equity
	Note	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
At 1 September 2012		80,902	1,188,005	—	7	2,051,149	—	165,156	—	(1,826)	3,483,393	—	3,483,393

Loss for the year		—	—	—	—	(40,310)	—	—	—	—	(40,310)	—	(40,310)
Other comprehensive income	9	—	—	—	—	—	—	—	(71,109)	—	(71,109)	—	(71,109)

Total comprehensive income for the year		—	—	—	—	(40,310)	—	—	(71,109)	—	(111,419)	—	(111,419)
Final dividend paid in respect of previous year	8(b)	—	—	—	—	(121,352)	—	—	—	—	(121,352)	—	(121,352)

At 31 August 2013		80,902	1,188,005	—	7	1,889,487	—	165,156	(71,109)	(1,826)	3,250,622	—	3,250,622

At 1 September 2011		77,191	1,083,495	23,759	7	607,783	5,146	—	—	—	1,797,381	—	1,797,381

Profit for the year		—	—	—	—	3,700,288	—	—	—	—	3,700,288	(2,414)	3,697,874
Other comprehensive income	9	—	—	—	—	—	(5,146)	—	—	—	(5,146)	—	(5,146)

Total comprehensive income for the year		—	—	—	—	3,700,288	(5,146)	—	—	—	3,695,142	(2,414)	3,692,728
Final dividend paid in respect of previous year	8(b)	—	—	—	—	(115,901)	—	—	—	—	(115,901)	—	(115,901)
Special dividend paid in respect of current year	8(a)	—	—	—	—	(2,022,542)	—	—	—	—	(2,022,542)	—	(2,022,542)
Interim dividend paid in respect of current year	8(a)	—	—	—	—	(119,674)	—	—	—	—	(119,674)	—	(119,674)
Shares issued upon exercise of share options	22(c)	3,711	104,510	(33,044)	—	—	—	—	—	—	75,177	—	75,177
Equity settled share-based transactions	5(d)	—	—	10,480	—	—	—	—	—	—	10,480	—	10,480
Share options lapsed		—	—	(1,195)	—	1,195	—	—	—	—	—	—	—
Revaluation of investment properties	14(d)	—	—	—	—	—	—	165,156	—	—	165,156	—	165,156
Contributions from non-controlling interest		—	—	—	—	—	—	—	—	—	—	2,450	2,450
Acquisition of non-controlling interest		—	—	—	—	—	—	—	—	(1,826)	(1,826)	(36)	(1,862)

At 31 August 2012		80,902	1,188,005	—	7	2,051,149	—	165,156	—	(1,826)	3,483,393	—	3,483,393

The notes on pages 51 to 110 form part of these financial statements.

050      Hong Kong Television Network Limited     Annual Report 2013

Consolidated Cash Flow Statement

For the year ended 31 August 2013 (Expressed in Hong Kong dollars)

		2013	2012
	Note	HK$’000	HK$’000
Net cash (outflow)/inflow from operations	26(a)	(356,804)	184,927
Overseas tax paid		—	(3,003)

Net cash (outflow)/inflow from operating activities		(356,804)	181,924

Investing activities
Additions of available-for-sale securities		(2,181,277)	—
Proceeds from disposal of available-for-sale securities		155,939	—
Decrease/(increase) in term deposits		211,659	(544,040)
Interest received		70,749	14,282
Dividend received		895	—
Proceeds from disposal of Telecom Business (net of cash disposal of)	2(d)	—	4,655,367
Purchases of fixed assets		(39,394)	(467,840)
Proceeds from disposal of fixed assets		87	24,022

Net cash (outflow)/inflow from investing activities		(1,781,342)	3,681,791

Net cash (outflow)/inflow before financing activities		(2,138,146)	3,863,715

Financing activities
Proceeds from issuance of new shares	26(b)	—	75,177
Proceeds from new bank loans	26(b)	531,847	—
Repayment of capital element of finance leases	26(b)	(85)	(99)
Interest element of finance leases	5(c)	(9)	(19)
Interest paid on bank loans		(2,402)	—
Other borrowing cost paid		(4,235)	(7,134)
Acquisition of non-controlling interest		—	(1,862)
Dividends paid		(121,354)	(2,257,812)

Net cash inflow/(outflow) from financing activities		403,762	(2,191,749)

(Decrease)/increase in cash and cash equivalents		(1,734,384)	1,671,966
Cash and cash equivalents at 1 September		2,080,053	408,131
Effect of foreign exchange rate changes		2,180	(44)

Cash and cash equivalents at 31 August		347,849	2,080,053

Analysis of the balances of cash and cash equivalents
Cash at bank and in hand	19(b)	347,849	2,083,079
Bank overdrafts – unsecured	21	—	(3,026)

		347,849	2,080,053

The notes on pages 51 to 110 form part of these financial statements.

051      Hong Kong Television Network Limited     Annual Report 2013

Notes to the Financial Statements

(Expressed in Hong Kong dollars)

1	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of compliance

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual International Financial Reporting Standards, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. As Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and accounting principles generally accepted in Hong Kong, are derived from and consistent with IFRSs, these financial statements also comply with HKFRSs. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the requirements of the Hong Kong Companies Ordinance. A summary of the significant accounting policies adopted by the Group is set out below.

The IASB has issued certain new and revised IFRSs that are first effective or available for early adoption for the current accounting period of the Group and the Company. The equivalent new and revised HKFRSs consequently issued by the HKICPA as a result of these developments have the same effective date as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB.

Note 1(c) provides information on any changes in accounting policies resulting from initial application of those developments to the extent that they are relevant to the Group for the current and prior accounting periods reflected in these financial statements.

(b)	Basis of preparation of the financial statements

The consolidated financial statements for the year ended 31 August 2013 comprise Hong Kong Television Network Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”).

The measurement basis used in the preparation of the financial statements is the historical cost basis except that investments in available-for-sale securities, investment properties and certain financial assets are stated at their fair values or amortised costs as explained in the accounting policies set out below (see notes 1(f), 1(g), 1(l), 1(n), 1(s) and 1(t)).

The preparation of financial statements in conformity with IFRSs and HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs and HKFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in note 31.

052 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

1	SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)	Change in accounting policies

The IASB has issued a few amendments to IFRSs that are first effective or available for early adoption for the current accounting period of the Group and the Company. The equivalent amendments to HKFRSs, consequently issued by the HKICPA as a result of these developments have the same effective date as those issued by the IASB and are in all material aspects identical to the pronouncements issued by the IASB. Except for the amendments to IAS/HKAS 12, Income taxes – Deferred tax: recovery of underlying assets, which the Group has already adopted in the prior period, none of the other developments are relevant to the Group’s financial statements and the Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

(d)	Subsidiaries and controlled entities

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

(e)	Group accounting

(i)	Consolidation

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases.

Intra-group balances, transactions and cash flows and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

Non-controlling interests represent the equity in a subsidiary not attributable directly or indirectly to the Company, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability.

Non-controlling interests are presented in the consolidated balance sheets within equity, separately from equity attributable to the equity shareholders of the Company. Non-controlling interests in the results of the Group are presented on the face of the consolidated income statement and the consolidated statement of comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the Company.

Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognised.

When the Group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset or, when appropriate, the cost on initial recognised of an investment in an associate or jointly controlled entity.

In the Company’s balance sheet, an investment in a subsidiary is stated at cost less impairment losses (see note 1(k)), unless the investment is classified as held for sale or included in a disposal group that is classified as held for sale.

053 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

1	SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)	Group accounting (continued)

(ii)	Translation of foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in profit or loss.

For consolidation purposes, the balance sheets of subsidiaries denominated in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the income statement is translated at an average rate for the year. Exchange differences are dealt with as a movement in reserves.

On disposal of a foreign operation, the cumulative amount of the exchange differences relative to that foreign operation is reclassified from equity to profit or loss when the profit or loss on disposal is recognised.

(f)	Investments in debt and equity securities

The Group’s and the Company’s policies for investments in debt and equity securities, other than investments in subsidiaries, are as follows:

Investments in debt and equity securities are initially stated at fair value, which is their transaction price unless it is determined that the fair value at initial recognition differs from the transaction price and that fair value is evidenced by a quoted price in an active market for an identical asset or liability or based on a valuation technique that uses only data from observable markets. Cost includes attributable transaction costs, except where indicated otherwise below. These investments are subsequently accounted for as follows, depending on their classification:

Investments in securities held for trading are classified as current asserts. Any attributable transaction costs are recognised in profit or loss as incurred. At the balance sheet date the fair value is remeasured, with any resultant gain or loss being recognised in profit or loss. The net gain or loss recognised in profit or loss does not include any dividends or interest earned on these investments as these are recognised in accordance with the policies set out in note 1(u)(ii) and 1(u)(v).

Dated debt securities that the Group and/or the Company have the positive ability and intention to hold maturity are classified as held-to-maturity securities. Held-to-maturity securities are stated at amortised cost less impairment losses (see note 1(k)).

Investments in securities which do not fall into any of the above categories are classified as available-for-sale securities. At the balance sheet date the fair value is remeasured, with any resultant gain or loss being recognised in other comprehensive income and accumulated separately in equity in the fair value reserve. As an exception to this, investments in equity securities that do not have a quoted price in an active market for an identical instrument and whose fair value cannot otherwise be reliably measured are recognised in the balance sheet at cost less impairment losses (see note 1(k)). Dividend income from equity securities and interest income from debt securities calculated using the effective interest method are recognised in profit or loss in accordance with the policies set out in notes 1(u)(ii) and 1(u)(v) respectively. Foreign exchange gains and losses resulting from changes in the amortised cost of debt securities are also recognised in profit or loss.

When the investments are derecognised or impaired (see note 1(k)), the cumulative gain or loss recognised in equity is reclassified to profit or loss. Investments are recognised/ derecognised on the date the Group commits to purchase /sell the investments or they expire.

054 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

1	SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Investment property

Investment properties are land and/or buildings which are owned and held to earn rental income and/or for capital appreciation.

Investment properties are stated at fair value, unless they are still in the course of construction or development at the balance sheet date and their fair value cannot be reliably measured at that time. Any gain or loss arising from a change in fair value or from the retirement or disposal of an investment property is recognised in profit or loss. Rental income from investment properties is accounted for as described in note 1(u)(iii).

When the Group holds a property interest under an operating lease to earn rental income and/or for capital appreciation, the interest is classified and accounted for as an investment property on a property-by-property basis. Any such property interest which has been classified as an investment property is accounted for as if it were held under a finance lease (see note 1(j)), and the same accounting policies are applied to that interest as are applied to other investment properties leased under finance leases. Lease payments are accounted for as described in note 1(j).

(h)	Fixed assets

(i)	Construction in progress

Construction in progress is carried at cost, which includes development and construction expenditure incurred and interest and direct costs attributable to the development less any accumulated impairment loss (see note 1(k)) as considered necessary by the directors. No depreciation is provided for construction in progress. Upon completion, the associated costs are transferred to leasehold land and buildings.

(ii)	Other fixed assets

Other fixed assets, comprising buildings, leasehold improvements, broadcasting and production equipment, network, computer and office equipment, furniture, fixtures and fittings and motor vehicles, are stated at cost less accumulated depreciation and accumulated impairment losses (see note 1(k)).

Depreciation is calculated to write off the cost of items of fixed assets, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:

• Buildings situated on leasehold land are depreciated over the shorter of the unexpired term of lease and their estimated useful lives of 50 years

• Furniture, fixtures and fittings	4 years

• Broadcasting and production equipment	2–10 years

• Telecommunications/network, computer and office equipment	4–20 years

• Motor vehicles	4 years

• Leasehold improvements are depreciated over the shorter of the unexpired term of the leases and their estimated useful lives

• Leasehold land classified as held under finance leases is depreciated over the unexpired term of leases

Where the parts of an item of fixed assets have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

Major costs incurred in restoring fixed assets to their normal working condition are charged to profit or loss. Major improvements are capitalised and depreciated over their expected useful lives to the Group.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in profit or loss on the date of disposal.

055 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

1	SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	Intangible assets

Intangible assets that are acquired by the Group are stated at cost less accumulated amortisation (where the estimated useful life is finite) and impairment losses (see note 1(k)).

Amortisation of intangible assets with finite useful lives is charged to profit or loss on a straight-line basis over the assets’ estimated useful lives. The following intangible assets with finite useful lives are amortised from the date they are available for use and their estimated useful lives are as follows:

• Indefeasible right of use (“IRU”) of telecommunications capacity	20 years

• Right to use of telecommunications services	10 years

Both the period and method of amortisation are reviewed annually.

(j)	Assets held under leases

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

(i)	Classification of assets leased to the Group

Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases, with the following exceptions:

•	property held under operating leases that would otherwise meet the definition of an investment property is classified as investment property on a property-by-property basis and, if classified as investment property, is accounted for as if held under a finance lease (see note 1(g)); and

•	land held for own use under an operating lease for which its fair value cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being held under a finance lease, unless the building is also clearly held under an operating lease. For these purposes, the inception of the lease is the time that the lease was first entered into by the Group, or taken over from the previous lessee.

(ii)	Finance leases

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset or, if lower, the present value of the minimum lease payments of such assets, are included in fixed assets with the corresponding liabilities, net of finance charges, recorded as obligations under finance leases. Depreciation and impairment losses are accounted for in accordance with the accounting policy as set out in notes 1(h) and 1(k). Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

(iii)	Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Receipts and payments made under operating leases net of any incentives received by/from the lessor are credited/charged to profit or loss on a straight-line basis over the lease periods.

056 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

1	SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)	Impairment of assets

(i)	Impairment of investments in debt and equity securities and accounts and other receivables

Investments in debt and equity securities and other current and non-current receivables that are stated at cost or amortised cost or are classified as available-for-sale securities are reviewed at the balance sheet date to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

•	significant financial difficulty of the debtor;

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	it becoming probable that the debtor will enter bankruptcy or other financial reorganisation;

•	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and

•	a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

If any such evidence exists, any impairment loss is determined and recognised as follows:

•	For trade and other current receivables and other financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where financial assets carried at amortised cost share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset’s carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

•	For available-for-sale securities, the cumulative loss that has been recognised in the fair value reserve is reclassified to profit or loss. The amount of the cumulative loss that is recognised in profit or loss is the difference between the acquisition cost (net of any principal repayment and amortisation) and current fair value, less any impairment loss on that asset previously recognised in profit or loss.

Impairment losses recognised in profit or loss in respect of available-for-sale equity securities are not reversed through profit or loss. Any subsequent increase in the fair value of such assets is recognised directly in other comprehensive income.

Impairment losses in respect of available-for-sale debt securities are reversed if the subsequent increase in fair value can be objectively related to an event occurring after the impairment loss was recognised. Reversals of impairment losses in such circumstances are recognised in profit and loss.

Impairment losses are written off against the corresponding assets directly, except for impairment losses recognised in respect of trade debtors, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade debtors directly and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognised in profit or loss.

057 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

1	SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)	Impairment of assets (continued)

(ii)	Impairment of other assets

Internal and external sources of information are reviewed at the balance sheet date to identify indications that the following assets may be impaired or, an impairment loss previously recognised no longer exists or may have decreased:

•	fixed assets;

•	intangible assets; and

•	investment in subsidiaries in the Company’s balance sheet.

If any such indication exists, the asset’s recoverable amount is estimated.

•	Calculation of recoverable amount

The recoverable amount of an asset is the greater of its fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pretax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

•	Recognition of impairment losses

An impairment loss is recognised in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated to reduce the carrying amount of assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to disposal (if measurable), or value in use (if determinable).

•	Reversals of impairment losses

An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount.

A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

(iii)	Interim financial reporting and impairment

Under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, the Group is required to prepare an interim financial report in compliance with IAS 34/HKAS 34, Interim financial reporting, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition and reversal criteria as it would at the end of the financial year (see notes 1(k)(i) and 1(k)(ii).

Impairment losses recognised in an interim period in respect of available-for-sale equity securities are not reversed in a subsequent period. This is the case even if no loss, or a smaller loss, would have been recognised had the impairment been assessed only at the end of the financial year to which the interim period relates. Consequently, if the fair value of an available-for-sale equity security increases in the remainder of the annual period, or in any other period subsequently, the increase is recognised in other comprehensive income and not profit or losses.

058 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

1	SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)	Derivative financial instruments

Derivative financial instruments are recognised initially at fair value. At each balance sheet date, the fair value is remeasured. The gain or loss on remeasurement to fair value is recognised immediately in profit or loss, except where the derivatives qualify for cash flow hedge accounting or hedge of a net investment in a foreign operation, in which case recognition of any resultant gain or loss depends on the nature of the item being hedged. For the years presented in the consolidated financial statements, none of the Group’s derivative financial instruments qualify as hedges or hedge accounting.

(m)	Programme costs

Programme costs are stated at cost less amounts expensed and any provision considered necessary by management. Programme costs are charged to the profit or loss over the showing or licensing period of the programme, with reference to the projected revenue.

•	Self-produced programmes

Self-produced programmes consist primarily of drama, infotainment and variety programmes. Cost of self-produced programmes comprises direct production cost and an appropriate proportion of production overheads.

•	Purchased programmes

Purchased programmes consist film rights acquired for showing on the Group’s television channel. Cost of purchased programme comprises cost of purchase, cost of conversion and an appropriate proportion of production overheads.

(n)	Accounts receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less allowance for impairment of doubtful debts (see note 1(k)(i)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less impairment of doubtful debts (see note 1(k)(i)).

(o)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are also included as a component of cash and cash equivalents for the purpose of the consolidated cash flow statement.

059 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

1	SIGNIFICANT ACCOUNTING POLICIES (continued)

(p)	Financial guarantees issued, provisions and contingent liabilities

(i)	Financial guarantees issued

Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the “holder”) for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Where the Group issues a financial guarantee, the fair value of the guarantee is initially recognised as deferred income within trade and other payables. Where consideration is received or receivable for the issuance of the guarantee, the consideration is recognised in accordance with the Group’s policies applicable to that category of asset. Where no such consideration is received or receivable, an immediate expense is recognised in profit or loss on initial recognition of any deferred income. The amount of the guarantee initially recognised as deferred income is amortised in profit or loss over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognised in accordance with note 1(p)(ii) if and when (i) it becomes probable that the holder of the guarantee will call upon the Group under the guarantee, and (ii) the amount of that claim on the Group is expected to exceed the amount currently carried in trade and other payables in respect of that guarantee i.e. the amount initially recognised, less accumulated amortisation.

(ii)	Other provisions and contingent liabilities

Provisions are recognised for other liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(q)	Talent benefits

(i)	Leave entitlements

Entitlements to annual leave and long service leave are recognised when they accrue to individuals employed by the Group hereinafter (referred to as “Talents”), including directors of the Company. A provision is made for the estimated liability for annual leave and long-service leave as a result of services rendered by talents up to the balance sheet date. Entitlements to sick leave and maternity or paternity leave are not recognised until the time of leave.

(ii)	Profit sharing and bonus plans

Provisions for profit sharing and bonus plans are recognised when the Group has a present legal or constructive obligation as a result of services rendered by Talents and a reliable estimate of the obligation can be made.

060 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

1	SIGNIFICANT ACCOUNTING POLICIES (continued)

(q)	Talent benefits (continued)

(iii)	Retirement benefit costs

The Group contributes to defined contribution retirement schemes which are available to certain Talents. Contributions to the schemes by the Group are calculated as a percentage of Talents’ basic salaries and charged to profit or loss. The Group’s contributions are reduced by contributions forfeited by those Talents who leave the scheme prior to vesting fully in the contributions.

The assets of the scheme are held in an independently administered fund that is separated from the Group’s assets.

(iv)	Share-based payments

The fair value of share options granted to Talents or Directors is recognised as Talent cost with a corresponding increase in capital reserve within equity. The fair value is measured at grant date using the Black-Scholes option pricing model or Monte Carlo model, taking into account the terms and conditions upon which the options were granted. Where the Talents have to meet vesting conditions before becoming unconditionally entitled to the share options, the total estimated fair value of the share options is spread over the vesting period, taking into account the probability that the options will vest.

During the vesting period, the number of share options that is expected to vest is reviewed. Any adjustment to the cumulative fair value recognised in prior years is charged/credited to profit or loss, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognised as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Company’s shares. The amount related to share options expense is recorded in the capital reserve until either the option is exercised or the option expires.

(r)	Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss or items recognised in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognised in other comprehensive income or directly in equity, respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

061 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

1	SIGNIFICANT ACCOUNTING POLICIES (continued)

(r)	Income tax (continued)

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

Where investment properties are carried at their fair value in accordance with the accounting policy set out in note 1(g), the amount of deferred tax recognised is measured using the tax rates that would apply on sale of those assets at their carrying value at the balance sheet date unless the property is depreciable and is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the property over time, rather than through sale. In all other cases, the amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

•	in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

•	in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either;

•	the same taxable entity; or

•	different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

(s)	Interest-bearing borrowings

Interest-bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, the interest-bearing borrowings are stated at amortised cost with the difference between amortised cost and redemption value recognised in profit or loss over the period of borrowings using the effective interest method.

(t)	Trade and other payables

Trade and other payables are initially recognised at fair value. Except for financial guarantee liabilities measured in accordance with note 1(p), trade and other payables are subsequently stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

062 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

1	SIGNIFICANT ACCOUNTING POLICIES (continued)

(u)	Revenue recognition

(i)	Revenue for licensing of programme rights is recognised over the contract period or upon delivery of the programmes concerned in accordance with the terms of the contracts.

(ii)	Interest income is recognised as it accrues using the effective interest method.

(iii)	Rental income receivable under operating leases is recognised in profit or loss in equal instalments over the periods covered by the lease term, except where an alternative basis is more representative of the platform of benefits to be derived from the leased assets. Lease incentives granted are recognised in profit or loss as an integral part of the aggregate net lease payments receivable.

(iv)	Artiste management fee income is recognised when the services are rendered.

(v)	Dividend income from unlisted investments is recognised when the shareholder’s right to receive payment is established. Dividend income from listed investments is recognised when the share price of the investment goes ex-dividend.

(vi)	Revenue for the provision of international telecommunication and fixed telecommunication network services is recognised, when an agreement exists, service is rendered, the fee is fixed or determinable, and collectability is probable.

(vii)	Tariff-free period granted to subscribers of fixed telecommunication services are recognised in profit or loss rateably over the term of service subscription agreement.

(viii)	Amount received in advance for the provision of fixed telecommunications network services is deferred and included under deferred service income, and subsequently recognised as revenue on a straight-line basis over the related service period.

(v)	Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

All other borrowing costs are charged to profit or loss in the year in which they are incurred.

(w)	Discontinued operations

A discontinued operation is a component of the Group’s business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which represents a separate major line of business. Classification as a discontinued operation occurs upon disposal.

Where an operation is classified as discontinued, a single amount is presented on the face of the income statement, which comprises:

•	the post-tax profit or loss of the discontinued operation; and

•	the post-tax gain or loss recognised on the disposal of the assets or disposal group constituting the discontinued operation.

063 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

1	SIGNIFICANT ACCOUNTING POLICIES (continued)

(x)	Segment reporting

Operating segments, and the amounts of each segment item reported in the financial statements, are identified from the financial information provided regularly to the Group’s most senior executive management for the purposes of allocating resources to, and assessing the performance of, the Group’s lines of business.

Geographical information is not presented as majority of the Group’s revenue is attributed to customers in Hong Kong and majority of the assets are located in Hong Kong.

(y)	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of the key management personnel of the Group or the Group’s parent.

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	Both entities are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi)	The entity is controlled or jointly controlled by a person identified in (a).

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

2	DISCONTINUED OPERATIONS

On 31 March 2012, the Group entered into a Sales and Purchase Agreement with a third party (the “Purchaser”) to dispose of the Group’s International Telecommunications Services and Fixed Telecommunications Network Service businesses (the “Telecom Business”) (the “Disposal”). The consideration for the Disposal comprised of cash consideration of HK$4,873,649,000 on a cash-free, debt-free basis. As part and parcel of the Disposal, the Telecom Business grant an intangible asset, including indefeasible right of use (“IRU”) of the telecommunications capacity and right to use of telecommunications services to the Group upon the completion of Disposal. The Disposal was completed on 30 May 2012. The operating results of the disposed Telecom Business up to the disposal date have been presented as discontinued operations in the year ended 31 August 2012.

064 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

2	DISCONTINUED OPERATIONS (continued)

(a)	The results of the discontinued operations included in the consolidated financial statements for the year ended 31 August 2012 are as follows:

	Notes	2012 HK$’000
Turnover	3	1,433,775
Network costs and cost of sales	4	(277,028)
Other operating expenses	5(a)	(860,946)
Other income, net	5(b)	3,638
Finance costs, net	5(c)	574

Profit before taxation		300,013
Income tax expense	6	(48,407)

Profit after taxation		251,606
Gain on sale of discontinued operations	2(c)	3,520,088

Profit from discontinued operations		3,771,694

(b)	The cash flows of the discontinued operations for the year ended 31 August 2012 are as follows:

2012 HK$’000
Net cash from operating activities	414,695
Net cash from investing activities	4,336,661
Net cash used in financing activities	(211,887)

Net cash inflow from discontinued operations	4,539,469

065 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

2	DISCONTINUED OPERATIONS (continued)

(c)	Effect of Disposal on the financial position of the Group:

	Notes	2012 HK$’000
Net assets disposed of:
Goodwill		1,066
Fixed assets	14	1,601,528
Long term receivable and prepayment		4,533
Deferred expenditure		36,978
Accounts receivable		75,481
Other receivables, deposits and prepayments		165,161
Cash at bank and in hand		42,357
Bank overdrafts – unsecured		(7,529)
Accounts payable		(19,221)
Other payables and accrued charges		(147,364)
Deposits received		(20,946)
Tax payable		(1,721)
Deferred tax liabilities	23(a)	(157,102)
Deferred services revenue		(81,241)
Obligations under finance leases	26(b)	(49)

		1,491,931

Satisfied by:
Cash consideration		(4,873,649)
Grant of intangible assets including IRU of the telecommunications capacity and right to use of telecommunications services		(316,943)
Exchange reserve realised upon disposal of Telecom Business	9(a)	(4,881)
Transaction costs		183,454

Gain on sale of discontinued operations		(3,520,088)

(d)	Analysis of the net cash inflow in respect of the Disposal

2012 HK$’000
Cash consideration	4,873,649
Transaction costs	(183,454)
Cash and cash equivalents disposed of	(34,828)

Net cash inflow	4,655,367

066 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

3	TURNOVER AND SEGMENT INFORMATION

Turnover

The Group is principally engaged in the provision of multimedia production and distribution and other multimedia related services (the “Multimedia Business”).

Prior to the Disposal, the Group was engaged in the provision of international telecommunications services and fixed telecommunications network services to customers in Hong Kong and Canada which have been classified as discontinued operations in the year ended 31 August 2012.

The amount of each significant category of revenue recognised in turnover during the year is as follows:

	2013 HK$’000	2012 HK$’000
Continuing operations:
Licensing of programme rights, programme production and provision of artiste management services	7,802	3,762

Discontinued operations:
International telecommunications services	—	134,645
Fixed telecommunication network services	—	1,299,130

	—	1,433,775

	7,802	1,437,537

Segmental Information

Continuing operations:

• Multimedia services and others	:	provision of multimedia production and distribution and other multimedia related activities

Discontinued operations:

• International telecommunications	:	provision of international long distance calls services

• Fixed telecommunications network	:	provision of dial up and broadband Internet access services, local voice-over-IP (VoIP) services, IP-TV services and corporate data services

The Group’s inter-segment transactions mainly consisted of provision of leased lines services and licensing of programme right. These transactions were entered into on similar terms as those contracted with third parties.

067 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

3	TURNOVER AND SEGMENT INFORMATION (continued)

Segmental information (continued)

	2013
	Continuing
	operations	Discontinued operations
			Fixed
		International	tele-
	Multimedia	tele-	Communications
	services and	Communications	network
	others	services	services	Elimination	Group
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Turnover
External sales	7,802	—	—	—	7,802
Inter-segment sales	—	—	—	—	—

	7,802	—	—	—	7,802

Segment results	(209,418)	—	—		(209,418)

Bank interest income					27,051
Dividend income from available-for-sale equity securities					895
Interest income from available-for-sale debt securities					61,406
Gain on disposal of available-for-sale debt securities					4,508
Other net income					35,049
Valuation gains on investment properties					43,400
Finance costs, net					(4,860)

Loss before taxation					(41,969)
Income tax credit					1,659

Loss for the year					(40,310)

068 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

3	TURNOVER AND SEGMENT INFORMATION (continued)

Segmental information (continued)

	2012
	Continuing
	operations	Discontinued operations
			Fixed
		International	tele-
	Multimedia	tele-	communications
	services and	communications	network
	others	services	services	Elimination	Group
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Turnover
External sales	3,762	134,645	1,299,130	—	1,437,537
Inter-segment sales	1,100	698	10,530	(12,328)	—

	4,862	135,343	1,309,660	(12,328)	1,437,537

Segment results	(107,204)	32,555	263,246		188,597

Bank interest income					17,241
Other net income					6,317
Valuation gains on investment properties					18,200
Gain on sale of discontinued operations					3,520,088
Finance costs, net					(1,881)

Profit before taxation					3,748,562
Income tax expense					(50,688)

Profit for the year					3,697,874

069 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

3	TURNOVER AND SEGMENT INFORMATION (continued)

Segmental information (continued)

		2013
	Continuing operations	Discontinued operations
	Multimedia services and others HK$’000	International tele- communications services HK$’000	Fixed tele- communications network services HK$’000	Group HK$’000
Segment assets	1,294,576	—	—	1,294,576
Term deposits				342,657
Other financial assets				1,961,614
Investment properties				234,200

Total assets				3,833,047

Segment liabilities	49,920	—	—	49,920
Bank loans				531,883
Tax payable				395
Deferred tax liabilities				227

Total liabilities				582,425

Capital expenditure incurred during the year	37,708	—	—	37,708
Depreciation for the year	19,107	—	—	19,107

070 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

3	TURNOVER AND SEGMENT INFORMATION (continued)

Segmental information (continued)

		2012
	Continuing operations	Discontinued operations
			Fixed
		International	tele-
	Multimedia	tele-	communications
	services and	communications	network
	others	services	services	Group
	HK$’000	HK$’000	HK$’000	HK$’000
Segment assets	2,755,116	—	—	2,755,116
Term deposits				544,040
Investment properties				238,200

Total assets				3,537,356

Segment liabilities	51,682	—	—	51,682
Tax payable				935
Deferred tax liabilities				1,346

Total liabilities				53,963

Capital expenditure incurred during the year	178,750	3,665	279,978	462,393
Depreciation for the year	4,636	7,021	174,248	185,905

4	NETWORK COSTS AND COST OF SALES

Continuing operations:

Cost of sales mainly include talent costs and other production costs which are directly attributable to the revenue generated from licensing of programme rights, programme production and provision of artiste management services.

Discontinued operations:

Network costs and cost of sales mainly include interconnection charges paid to local and overseas carriers, leased line rentals, programme fees, and production costs for the IP-TV service, and do not include depreciation charge which is included in other operating expenses.

071 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

5	LOSS BEFORE TAXATION

Loss before taxation is arrived at after charging/(crediting) the following:

(a)	Other operating expenses

	2013	2012
	HK$’000	HK$’000
Continuing operations:
Depreciation:
– Owned fixed assets	26,530	6,144
– Held under finance lease	92	124
Less: Depreciation capitalised as programme costs	(7,515)	(1,632)

	19,107	4,636
Advertising and marketing expenses	8,595	214
Auditors’ remuneration	1,500	1,630
Operating lease charges in respect of land and buildings	4,796	2,827
Loss on disposal of fixed assets	263	675
Talent costs (note 5(d))	84,303	55,971
Amortisation of intangible assets (note 15)	20,360	5,217
Impairment for accounts receivable	100	—
Write off/provision of artiste prepayment	16,852	697
Others	45,638	33,093

	201,514	104,960

Discontinued operations:
Depreciation:
– Owned fixed assets	—	181,252
– Held under finance lease	—	17

	—	181,269
Advertising and marketing expenses	—	271,532
Auditors’ remuneration	—	1,071
Operating lease charges in respect of land and buildings	—	26,910
Gain on disposal of fixed assets	—	(2,674)
Talent costs (note 5(d))	—	233,814
Amortisation of deferred expenditure	—	29,902
Others	—	119,122

	—	860,946

	201,514	965,906

072 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

5	LOSS BEFORE TAXATION (continued)

(b)	Other income, net

	2013	2012
	HK$’000	HK$’000
Continuing operations:
Bank interest income	(27,051)	(16,167)
Dividend income from available-for-sale equity securities	(895)	—
Interest income from available-for-sale debt securities	(61,406)	—
Gain on disposal of available-for-sale debt securities	(4,508)	—
Rentals from investment properties	(11,765)	(3,388)
Net exchange gain	(23,007)	(229)
Others	(277)	(136)

	(128,909)	(19,920)

Discontinued operations:
Interest income	—	(1,074)
Net exchange gain	—	(408)
Others	—	(2,156)

	—	(3,638)

	(128,909)	(23,558)

(c)	Finance costs, net

	2013	2012
	HK$’000	HK$’000
Continuing operations:
Interest element of finance leases	9	15
Interest on bank loans	2,530	—
Change in fair value of derivative financial instrument	(4,482)	(1,901)
Other borrowing costs	4,653	4,341
Bank charges	2,150	—

	4,860	2,455

Discontinued operations:
Interest element of finance leases	—	4
Others	—	(578)

	—	(574)

	4,860	1,881

073 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

5	LOSS BEFORE TAXATION (continued)

(d)	Talent costs

	2013	2012
	HK$’000	HK$’000
Continuing operations:
Wages and salaries	206,975	101,483
Provision for annual leave	1,289	2,928
Retirement benefit costs – defined contribution plans (note 11)	9,876	3,993

	218,140	108,404
Less: Talent costs capitalised as programme costs	(121,207)	(47,140)
Talent costs included in cost of sales	(12,630)	(5,293)

Talent costs included in other operating expenses	84,303	55,971

Discontinued operations:
Wages and salaries	—	396,008
Equity settled share-based transaction	—	10,480
Retirement benefit costs – defined contribution plans (note 11)	—	38,074

	—	444,562
Less: Talent costs capitalised as fixed assets	—	(17,671)
Talent costs included in network costs and cost of sales	—	(6,247)
Talent costs included in advertising and marketing expenses	—	(186,830)

Talent costs included in other operating expenses	—	233,814

	84,303	289,785

Talent costs include all compensation and benefits paid to and accrued for all individuals employed by the Group, including Directors.

074 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

6	INCOME TAX CREDIT/(EXPENSE)

Hong Kong Profits Tax rate is 16.5%. The statutory income tax rate in the People’s Republic of China (“PRC”) is 25%. CTI Guangzhou Customer Services Co., Ltd., a former wholly owned subsidiary of the Company, being a recognised Advanced Technology Service Enterprise, is subject to income tax at a reduced rate of 15% from calendar years 2010 to 2012. Non-Hong Kong current taxation is mainly related to the PRC income tax.

The amount of income tax credit/(expense) in the consolidated income statement represents:

	2013	2012
	HK$’000	HK$’000
Continuing operations
Current taxation
Hong Kong
– Provision for the year	—	(935)
– Over-provision in respect of prior year	540	—
Deferred taxation
Origination and reversal of temporary differences	1,119	(1,346)

	1,659	(2,281)

Discontinued operations
Current taxation
Non Hong Kong
– Provision for the year	—	(2,443)
Deferred taxation
Origination and reversal of temporary differences	—	(45,964)

	—	(48,407)

	1,659	(50,688)

075 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

6	INCOME TAX CREDIT/(EXPENSE) (continued)

The Group’s income tax credit/(expense) differs from the theoretical amount that would arise using the (loss)/profit before taxation at applicable tax rates as follows:

	2013	2012
	HK$’000	HK$’000
(Loss)/profit before taxation	(41,969)	3,748,562

Notional tax on (loss)/profit before taxation, calculated at the prevailing tax rates applicable to profit in the jurisdiction concerned	6,925	(619,401)
Effect of non-taxable income	22,691	4,662
Effect of non-deductible expenses	(4,886)	(3,627)
Effect of unused tax losses not recognised	(23,952)	(9,693)
Effect of disposal of Telecom Business	—	577,383
Over-provision in respect of prior year	540	—
Others	341	(12)

Income tax credit/(expense)	1,659	(50,688)

Representing by
– Continuing operations	1,659	(2,281)
– Discontinued operations	—	(48,407)

	1,659	(50,688)

7	(LOSS)/PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The loss attributable to shareholders is dealt with in the financial statements of the Company to the extent of profit of HK$20,276,000 (2012: profit of HK$4,398,466,000).

8	DIVIDENDS

(a)	Dividends payable to equity shareholders of the Company attributable to the year:

	2013	2012
	HK$’000	HK$’000
2012 special dividend declared and paid of HK$2.5 per ordinary share	—	2,022,542
2012 interim dividend declared and paid of HK15 cents per ordinary share	—	119,674
2012 final dividend proposed after 31 August 2012, of HK15 cents per ordinary share	—	121,352

	—	2,263,568

076 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

8	DIVIDENDS (continued)

(b)	Dividends attributable to the previous financial year, approved and paid during the year:

	2013	2012
	HK$’000	HK$’000
Final dividend in respect of the financial year ended 31 August 2012, approved and paid of HK15 cents per ordinary share (2012: HK15 cents per ordinary share in respect of the financial year ended 31 August 2011)	121,352	115,901

9	OTHER COMPREHENSIVE INCOME

(a)	Tax effects relating to each component of other comprehensive income

		2013			2012
	Before-tax	Tax	Net-of-tax	Before-tax	Tax	Net-of-tax
	amount	expense	amount	amount	expense	amount
	HK$’ 000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Exchange difference on translation of financial statements of subsidiaries outside Hong Kong	—	—	—	(265)	—	(265)
Exchange reserve realised upon disposal of Telecom business	—	—	—	(4,881)	—	(4,881)

	—	—	—	(5,146)	—	(5,146)
Available-for-sale securities: net movement in fair value reserve	(71,109)	—	(71,109)	—	—	—

Other comprehensive income	(71,109)	—	(71,109)	(5,146)	—	(5,146)

(b)	Components of other comprehensive income, including reclassification adjustments

	2013	2012
	HK$’000	HK$’000
Available-for-sale securities: net movement in fair value reserve
– Changes in fair value recognised during the year	(75,617)	—
– Reclassified to profit or loss upon disposal	4,508	—

	(71,109)	—

077 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

10	(LOSS)/EARNINGS PER SHARE

	2013	2012
	HK$’000	HK$’000
(Loss)/profit attributable to equity shareholders	(40,310)	3,700,288

Weighted average number of ordinary shares

	2013	2012
	Number of	Number of
	shares	shares
	’000	’000
Issued ordinary shares at the beginning of the year	809,017	771,912
Effect of share options exercised	—	12,164

Weighted average number of ordinary shares at the end of the year (basic)	809,017	784,076
Incremental shares from assumed exercise of share options	—	11,511

Weighted average number of ordinary shares at the end of the year (diluted)	809,017	795,587

Basic (loss)/earnings per share	HK(5.0) cents	HK471.9 cents

Diluted (loss)/earnings per share	HK(5.0) cents	HK465.1 cents

The diluted loss per share for the year ended 31 August 2013 was the same as the basic loss per share as no potential ordinary share was outstanding during the year.

11	RETIREMENT BENEFIT COSTS

The Group contributes to an Occupational Retirement Scheme (the “ORSO Scheme”), a defined contribution retirement scheme, which is available to some of its Talents in Hong Kong. Under the ORSO Scheme, the Talents are required to contribute 5% of their monthly salaries, while the Group’s contributions are calculated at 10% and 5% of the monthly salaries of senior management Talents and all other Talents respectively. The Talents are entitled to 100% of the employer’s contributions after 10 years of completed service, or at a reduced scale after completion of 3 to 9 years’ service. Contributions to the ORSO Scheme are reduced by contributions forfeited by those Talents who leave the ORSO Scheme prior to vesting fully in the Group’s contributions.

A mandatory provident fund scheme (the “MPF Scheme”) has been established under the Hong Kong Mandatory Provident Fund Scheme Ordinance in December 2000. The then existing Talents of the Group in Hong Kong could elect to join the MPF Scheme, while all new Talents joining the Group in Hong Kong from then onwards are required to join the MPF Scheme. Both the Group and the Talents are required to contribute 5% of each individual’s relevant income with a maximum amount of $1,000 per month before 1 June 2012, and commenced from 1 June 2012, the maximum amount has been increased to HK$1,250, as a mandatory contribution. Employer’s mandatory contributions are 100% vested in the Talents as soon as they are paid to the MPF Scheme. Senior Talents may also elect to join a Mutual Voluntary Plan (the “Mutual Plan”) in which both the Group and the Talent, on top of the MPF Scheme mandatory contributions, make a voluntary contribution to the extent of contributions that would have been made under the ORSO Scheme.

During the year ended 31 August 2012, pursuant to the relevant regulations in the PRC, the Group contributes to a defined contribution retirement scheme organised by the local social security bureau for each Talent of the former subsidiary in the PRC at the rate of 20% of a standard salary base as determined by the local social security bureau. The Group has no other obligation to make payments in respect of retirement benefits of these Talents.

078 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

11	RETIREMENT BENEFIT COSTS (continued)

The retirement schemes for Talents of the Group in other countries follow the local statutory requirements of the respective countries.

The aggregate employer’s contributions, net of forfeited contributions, which have been dealt with in the consolidated income statement during the year are as follows:

	2013	2012
	HK$’000	HK$’000
Gross contributions
– Continuing operations	9,876	3,993
– Discontinued operations	—	38,074

	9,876	42,067

At 31 August 2013, there was no forfeited contribution available to offset future contributions by the Group to the ORSO Scheme (2012: Nil).

12	DIRECTORS’ AND SENIOR MANAGEMENT’S EMOLUMENTS

(a)	Directors’ remuneration

The remuneration of each director for the year ended 31 August 2013 is set out below:

					Employer’s
					contribution
					to defined
			Discretionary	Share-based	contribution
	Fee	Salary	bonuses	payment	scheme	Total
Name of director	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Wong Wai Kay, Ricky	—	6,706	—	—	670	7,376
Cheung Chi Kin, Paul	—	6,706	—	—	670	7,376
To Wai Bing	—	2,326	564	—	226	3,116
Wong Nga Lai, Alice	—	2,273	1,276	—	226	3,775
Cheng Mo Chi, Moses	193	—	—	—	—	193
Lee Hon Ying, John	212	—	—	—	—	212
Chan Kin Man (note a)	152	—	—	—	—	152
Peh Jefferson Tun Lu	199	—	—	—	—	199

Total	756	18,011	1,840	—	1,792	22,399

079 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

12	DIRECTORS’ AND SENIOR MANAGEMENT’S EMOLUMENTS (continued)

(a)	Directors’ remuneration (continued)

The remuneration of each director for the year ended 31 August 2012 is set out below:

					Employer’s
					contribution
					to defined
			Discretionary	Share-based	contribution
	Fee	Salary	bonuses	payment	scheme	Total
Name of director	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Wong Wai Kay, Ricky	—	6,707	1,050	—	670	8,427
Cheung Chi Kin, Paul	—	6,707	1,050	—	670	8,427
Yeung Chu Kwong, William (note b)	—	7,477	66,163	8,901	342	82,883
Lai Ni Quiaque (note b)	—	2,070	59,915	120	207	62,312
To Wai Bing (note c)	—	6,199	4,200	—	192	10,591
Wong Nga Lai, Alice (note c)	—	1,659	1,839	—	166	3,664
Cheng Mo Chi, Moses	183	—	—	—	—	183
Lee Hon Ying, John	202	—	—	—	—	202
Chan Kin Man	190	—	—	—	—	190
Peh Jefferson Tun Lu	190	—	—	—	—	190

Total	765	30,819	134,217	9,021	2,247	177,069

Notes:

(a)	Dr. Chan Kin Man resigned as the Independent Non-executive Director with effect from 7 June 2013.
(b)	Mr. Yeung Chu Kwong, William and Mr. Lai Ni Quiaque resigned as Executive Directors with effect from 30 May 2012.
(c)	Ms. To Wai Bing and Ms. Wong Nga Lai, Alice were appointed as Executive Directors with effect from 30 May 2012.

No director waived any emoluments in respect of the years ended 31 August 2012 and 2013.

The share-based payment represents the expenses determined based on the fair value of share options granted to certain directors under the Company’s share option scheme. Fair value of share options is estimated in accordance with the Group’s significant accounting policies in note 1.

(b)	Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include four (2012: five) directors whose emoluments are reflected in the analysis presented above. In 2013, the emoluments payable to the remaining one individual during the year are as follows:

2013
HK$’000
Basis salaries, other allowances and benefits in kind	1,558
Discretionary bonuses	100
Retirement benefit costs – defined contribution plans	78

1,736

080 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

13	EQUITY SETTLED SHARE-BASED TRANSACTIONS

The Company operates a share option scheme (the “2012 Share Option Scheme”) which was adopted by shareholders of the Company on 31 December 2012 whereby the directors may, at their discretion, invite eligible participants to receive options to subscribe for shares subject to the terms and conditions stipulated therein.

Under the 2012 Share Option Scheme, the Company may grant options to Talents (including executive, non-executive and independent non-executive directors), suppliers and professional advisers to subscribe for shares of the Company. The maximum number of options authorised under the 2012 Share Option Scheme may not, when aggregated with any shares subject to any other executive and talent share option scheme, exceed 10% of the Company’s issued share capital on the date of adoption. The exercise price of the option is determined by the Company’s board of directors at a price not less than the highest of (a) the par value of a share; (b) the average closing price of the Company’s shares for five trading days preceding the grant date; and (c) the closing price of the Company’s shares on the date of grant. The 2012 Share Option Scheme is valid and effective for a ten year period up to 30 December 2022 subject to earlier termination by the Company by resolution in general meeting or by the board of directors. The period during which the option may be exercised will be determined by the board of directors at its discretion, save that no option may be exercised after more than ten years from the date of grant.

During the year ended 31 August 2013, no share options have been granted under the 2012 Share Option Scheme by the Company.

The Company also operated an old share option scheme (the “2002 Share Option Scheme”) which was adopted by shareholders of the Company on 23 December 2002 and expired on 22 December 2012.

During the year ended 31 August 2012 and in connection with the Disposal, certain conditions imposed on the share options granted under the 2002 Share Option Scheme were waived and all unvested outstanding share options become vested and exercisable immediately. The unamortised original grant date fair value amounting to HK$8,328,000 was fully recognised to profit or loss as share-based payment expenses at the date of modification.

As at 31 August 2013 and 2012, there were no options outstanding.

081 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

14	FIXED ASSETS

Group

						Network,
			Leasehold		Furniture,	computer		Broadcasting
	Construction	Investment	land and	Leasehold	fixtures and	and office	Motor	and production
	in progress	properties	buildings	improvements	fittings	equipment	vehicles	equipment	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Cost and valuation:
At 1 September 2012	134,797	238,200	10,466	19,662	3,849	44,854	5,157	53,433	510,418
Additions	15,413	—	—	612	152	7,615	2,875	11,041	37,708
Disposals	—	—	—	(11)	—	(1,503)	—	(172)	(1,686)
Fair value adjustment	—	43,400	—	—	—	—	—	—	43,400
Write off	—	—	—	(212)	(1,262)	(20,115)	(1,082)	—	(22,671)
Transfer from investment properties (note 14(c))	—	(47,400)	47,400	—	—	—	—	—	—

At 31 August 2013	150,210	234,200	57,866	20,051	2,739	30,851	6,950	64,302	567,169

Representing:
Cost	150,210	—	57,866	20,051	2,739	30,851	6,950	64,302	332,969
Valuation	—	234,200	—	—	—	—	—	—	234,200

	150,210	234,200	57,866	20,051	2,739	30,851	6,950	64,302	567,169

Accumulated depreciation:
At 1 September 2012	—	—	188	3,166	2,162	23,118	2,167	2,476	33,277
Charge for the year	—	—	1,131	7,000	508	7,765	1,175	9,043	26,622
Disposals	—	—	—	(7)	—	(1,282)	—	(47)	(1,336)
Write off	—	—	—	(212)	(1,262)	(20,115)	(1,082)	—	(22,671)

At 31 August 2013	—	—	1,319	9,947	1,408	9,486	2,260	11,472	35,892

Net book value:
At 31 August 2013	150,210	234,200	56,547	10,104	1,331	21,365	4,690	52,830	531,277

082 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

14	FIXED ASSETS (continued)

Group (continued)

						Telecom-
						munications/
						network,
			Leasehold		Furniture,	computer		Broadcasting
	Construction	Investment	land and	Leasehold	fixtures and	and office	Motor	and production
	in progress	properties	buildings	improvements	fittings	equipment	vehicles	equipment	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Cost and valuation:
At 1 September 2011	51,111	—	97,684	121,598	21,836	3,466,362	12,219	—	3,770,810
Additions	83,686	—	2,911	31,790	2,295	283,911	4,796	53,004	462,393
Disposals	—	—	(16,343)	(8,092)	(8,836)	(321,549)	(6,951)	(2,877)	(364,648)
Disposal of Telecom Business	—	—	(16,425)	(125,516)	(11,378)	(3,378,790)	(4,907)	—	(3,537,016)
Fair value adjustment	—	18,200	—	—	—	—	—	—	18,200
Exchange adjustments	—	—	—	(118)	(68)	(1,774)	—	—	(1,960)
Reclassification	—	—	—	—	—	(3,306)	—	3,306	—
Transfer to investment properties (note 14(d))	—	220,000	(57,361)	—	—	—	—	—	162,639

At 31 August 2012	134,797	238,200	10,466	19,662	3,849	44,854	5,157	53,433	510,418

Representing:
Cost	134,797	—	10,466	19,662	3,849	44,854	5,157	53,433	272,218
Valuation	—	238,200	—	—	—	—	—	—	238,200

	134,797	238,200	10,466	19,662	3,849	44,854	5,157	53,433	510,418

Accumulated depreciation:
At 1 September 2011	—	—	18,651	91,937	19,661	1,987,610	10,250	—	2,128,109
Charge for the year	—	—	1,352	10,896	991	170,419	1,403	2,476	187,537
Disposals	—	—	(16,343)	(7,784)	(8,640)	(300,564)	(6,424)	(2,870)	(342,625)
Exchange adjustments	—	—	—	(119)	(59)	(1,561)	—	—	(1,739)
Disposal of Telecom Business	—	—	(955)	(91,764)	(9,791)	(1,829,916)	(3,062)	—	(1,935,488)
Reclassification	—	—	—	—	—	(2,870)	—	2,870	—
Transfer to investment properties (note 14(d))	—	—	(2,517)	—	—	—	—	—	(2,517)

At 31 August 2012	—	—	188	3,166	2,162	23,118	2,167	2,476	33,277

Net book value:
At 31 August 2012	134,797	238,200	10,278	16,496	1,687	21,736	2,990	50,957	477,141

083 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

14	FIXED ASSETS (continued)

Company

				Network,
			Furniture,	computer
	Investment	Leasehold	fixtures and	and office	Motor
	property	improvements	fittings	equipment	vehicles	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Cost and valuation:
At 1 September 2012	7,400	2,447	704	21,618	1,360	33,529
Additions	—	250	39	6,061	751	7,101
Disposals	—	—	—	(1,192)	—	(1,192)
Fair value adjustment	1,800	—	—	—	—	1,800

At 31 August 2013	9,200	2,697	743	26,487	2,111	41,238

Representing:
Cost	—	2,697	743	26,487	2,111	32,038
Valuation	9,200	—	—	—	—	9,200

	9,200	2,697	743	26,487	2,111	41,238

Accumulated depreciation:
At 1 September 2012	—	1,551	676	2,752	966	5,945
Charge for the year	—	475	18	5,664	237	6,394
Disposals	—	—	—	(1,183)	—	(1,183)

At 31 August 2013	—	2,026	694	7,233	1,203	11,156

Net book value:
At 31 August 2013	9,200	671	49	19,254	908	30,082

084 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

14	FIXED ASSETS (continued)

Company (continued)

				Telecom-
				munications/
				network,
			Furniture,	computer
	Investment	Leasehold	fixtures and	and office	Motor
	property	improvements	fittings	equipment	vehicles	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Cost and valuation:
At 1 September 2011	2,680	9,913	9,459	296,910	3,656	322,618
Additions	—	217	27	20,369	571	21,184
Disposals	—	(7,683)	(8,782)	(295,661)	(2,867)	(314,993)
Fair value adjustment	4,720	—	—	—	—	4,720

At 31 August 2012	7,400	2,447	704	21,618	1,360	33,529

Representing:
Cost	—	2,447	704	21,618	1,360	26,129
Valuation	7,400	—	—	—	—	7,400

	7,400	2,447	704	21,618	1,360	33,529

Accumulated depreciation:
At 1 September 2011	—	8,822	8,933	246,071	3,280	267,106
Charge for the year	—	474	326	5,583	136	6,519
Disposals	—	(7,745)	(8,583)	(248,902)	(2,450)	(267,680)

At 31 August 2012	—	1,551	676	2,752	966	5,945

Net book value:
At 31 August 2012	7,400	896	28	18,866	394	27,584

(a)	The Group’s total future aggregate lease income receivable under non-cancellable operating lease are as follows:

	The Group		The Company
	2013	2012	2013	2012
	HK$’000	HK$’000	HK$’000	HK$’000
Continuing operations:
Leases in respect of investment properties which are receivable:
Within 1 year	11,481	13,659	53	105
After 1 year but within 5 years	31,426	51,219	—	54

	42,907	64,878	53	159

085 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

14	FIXED ASSETS (continued)

(b)	All investment properties of the Group were revalued as at 31 August 2013 on an open market value basis calculated by reference to net rental income allowing for reversionary income potential. The valuations were carried out by an independent firm of surveyors, RHL Appraisal Limited, who have among their staff Fellows of the Hong Kong Institute of Surveyors with recent experience in the location and category of property being valued.

(c)	During the year ended 31 August 2013, one of the investment properties was retained by the Group for self-use. Upon the change in use, the Group transferred the investment property of carrying value of HK$47,400,000, being the fair value of the transferred investment property as at the date of such transfer, into leasehold land and buildings.

(d)	During the year ended 31 August 2012, upon the completion of Disposal, certain properties were leased to the Telecom Business and resulted in a change in use from self use to leasing for rental income. Upon this change in use, the Group transferred these properties from leasehold land and buildings to investment properties. These investment properties are stated at their fair values in accordance with the accounting policy set out in note 1(g) and the appreciation in value of HK$165,156,000, representing the difference between their fair value and net book value at the date of the transfer, was credited to revaluation reserve.

(e)	The net book value of interests in construction in progress, leasehold land and buildings and investment properties situated in Hong Kong are analysed as follows:

	The Group		The Company
	2013 HK$’000	2012 HK$’000	2013 HK$’000	2012 HK$’000
Leases of between 10 to 50 years	440,957	383,275	9,200	7,400

Representing:
Construction in progress carried at cost	150,210	134,797	—	—
Leasehold land and buildings carried at cost	56,547	10,278	—	—
Investment properties stated at fair value	234,200	238,200	9,200	7,400

	440,957	383,275	9,200	7,400

(f)	In addition to the leasehold land and buildings classified as being held under a finance lease, the Group leases certain office equipment under finance leases expiring from one to five years. At the end of the lease term the Group has the option to purchase the equipment at a price deemed to be a bargain purchase option. None of the leases included contingent rental.

At 31 August 2013, the net book value of the office equipment under finance lease held by the Group amounted to Nil (2012: HK$92,000).

(g)	The cost of construction in progress comprises premium paid for the land registered in Hong Kong with a lease term of about 36 years and expenditure incurred on the development of buildings not yet completed at the year end.

086 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

14	FIXED ASSETS (continued)

(h)	Further particulars of the Group’s leasehold land and properties interest at 31 August 2013 are as follows:

Location	Use	Lease term	Attributable interest of the Group
Office 1, 2 and 3 on 7th Floor, Mongkok Harbour Centre, No. 638 Shanghai Street Kowloon	Leasing for rental income	Medium term lease	100%
12/F, 14/F, 15/F and Roof on 17/F, Trans Asia Centre, No. 18 Kin Hong Street, Kwai Chung, New Territories	Leasing for rental income	Medium term lease	100%
13/F and 16/F, Trans Asia Centre, No. 18 Kin Hong Street, Kwai Chung, New Territories	Self-use	Medium term lease	100%
The whole of 14/F and Lorry Parking Space No. L13 on 1/F, Mita Centre, Nos.552-566 Castle Peak Road, Kwai Chung, New Territories	Leasing for rental income	Medium term lease	100%
The remaining portion of section S of Tseung Kwan O Town Lot No. 39, Tseung Kwan O, Sai Kung, New Territories	Self-use	Medium term lease	100%

15	INTANGIBLE ASSETS

The Group and the Company

	IRU of the tele- communications capacity HK$’000	Right to use of tele- communications services HK$’000	Total HK$’000
Cost:
At 1 September 2012 and 31 August 2013	226,700	90,243	316,943

Accumulated amortisation:
At 1 September 2012	2,905	2,312	5,217
Amortisation for the year	11,335	9,025	20,360

At 31 August 2013	14,240	11,337	25,577

Net book value:
At 31 August 2013	212,460	78,906	291,366

087 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

15	INTANGIBLE ASSETS (continued)

The Group

	IRU of the tele- communications capacity HK$’000	Right to use of tele- communications services HK$’000	Others HK$’000	Total HK$’000
Cost:
At 1 September 2011	—	—	—	—
Additions	226,700	90,243	2,450	319,393
Written off	—	—	(2,450)	(2,450)

At 31 August 2012	226,700	90,243	—	316,943

Accumulated amortisation:
At 1 September 2011	—	—	—	—
Amortisation for the year	2,905	2,312	—	5,217

At 31 August 2012	2,905	2,312	—	5,217

Net book value:
At 31 August 2012	223,795	87,931	—	311,726

The Company

	IRU of the tele- communications capacity HK$’000	Right to use of tele- communications services HK$’000	Total HK$’000
Cost:
At 1 September 2011	—	—	—
Additions	226,700	90,243	316,943

At 31 August 2012	226,700	90,243	316,943

Accumulated amortisation:
At 1 September 2011	—	—	—
Amortisation for the year	2,905	2,312	5,217

At 31 August 2012	2,905	2,312	5,217

Net book value:
At 31 August 2012	223,795	87,931	311,726

Upon the completion of Disposal and as part of the consideration received from the Disposal, the Group was granted the IRU to use certain capacity of the telecommunication network of the Telecom Business for a term of 20 years and right to use of the telecommunication services from the Telecom Business for a term of 10 years.

088 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

16	INVESTMENTS IN SUBSIDIARIES

	The Company
	2013 HK$’000	2012 HK$’000
Unlisted investments, at cost (note (a))	—	—
Amounts due from subsidiaries (note (b))	1,191,159	623,437

	1,191,159	623,437

(a)	The following is a list of the subsidiaries of the Group:

Name	Place of incorporation	Principal activities and place of operations	Particulars of issued share capital	Percentage of interest held
Attitude Holdings Limited	British Virgin Islands	Inactive	Ordinary US$1	100
Best Intellect Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	*100
City Telecom (H.K.) Limited (formerly known as Hong Kong Television Network Limited)	Hong Kong	Inactive	Ordinary HK$2	100
Cosmo True Limited	British Virgin Islands	Property investment in Hong Kong	Ordinary US$1	*100
Excel Billion Profits Limited	Hong Kong	Inactive	Ordinary HK$10,000	100
Golden Trinity Holdings Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	*100
Hong Kong Broadband Digital TV Limited	Hong Kong	Inactive	Ordinary HK$10,000	100
Hong Kong Broadband Television Company Limited	Hong Kong	Inactive	Ordinary HK$2	100
Hong Kong Media Production Company Limited	Hong Kong	Provision of multimedia production and distribution services	Ordinary HK$10,000	100
Hong Kong Music Network Limited	Hong Kong	Producing, publishing and licensing of musical works	Ordinary HK$1	100
Leader Artiste Management Company Limited	Hong Kong	Provision of management and agency services to artistes	Ordinary HK$100	100
Multi Talent Enterprise Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	*100
Talent Ascent Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	*100

*	Shares held directly by the Company.

(b)	Except for a loan to a subsidiary of HK$260,625,000 (2012: Nil) which bears fixed interest of 5% per annum, all the amounts due from subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

089 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

17	OTHER FINANCIAL ASSETS

	The Group and the Company
	2013 HK$’000	2012 HK$’000
Available-for-sale debt securities
– Maturity dates within 1 year	341,337	—
– Maturity dates over 1 year	1,581,553	—

	1,922,890	—

Available-for-sale equity securities
– Listed	27,724	—
– Unlisted	11,000	—

	38,724	—

	1,961,614	—

The available-for-sale securities were carried at fair value as at 31 August 2013.

18	ACCOUNTS RECEIVABLE, OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS

	The Group		The Company
	2013 HK$’000	2012 HK$’000	2013 HK$’000	2012 HK$’000
Accounts receivable	1,425	1,311	—	—
Less: Allowance for doubtful debts	(100)	—	—	—

	1,325	1,311	—	—
Other receivables, deposits and prepayments	66,688	31,581	48,337	11,292

	68,013	32,892	48,337	11,292

(a)	Aging analysis

The aging analysis of the accounts receivable is as follows:

	The Group
	2013 HK$’000	2012 HK$’000
Current–30 days	743	573
31–60 days	554	565
61–90 days	—	94
Over 90 days	128	79

	1,425	1,311

The majority of the Group’s accounts receivable are due within 30 days from the date of billings. Customers with receivable that are more than 3 months overdue are requested to settle all outstanding balance before further credit is granted.

090 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

18	ACCOUNTS RECEIVABLE, OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS (continued)

(b)	Impairment of accounts receivable

Impairment losses in respect of accounts receivable are recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against accounts receivable directly (see note 1(k)(i)).

The movement in the allowance for doubtful debts during the year is as follows:

	The Group
	2013	2012
	HK$’000	HK$’000
Balance as at the beginning of the year	—	6,530
Impairment loss recognised	100	9,707
Uncollectible amounts written off	—	(11,707)
Disposal of Telecom Business	—	(4,530)

Balance as at the end of the year	100	—

(c)	Accounts receivable that are not impaired

The aging analysis of accounts receivable that are neither individually nor collectively considered to be impaired are as follows:

	The Group
	2013	2012
	HK$’000	HK$’000
Neither past due nor impaired	743	573
0–30 past due	554	565
31–60 past due	—	94
Over 60 past due	28	79

	1,325	1,311

Receivables that were neither past due nor impaired relate to customers for whom there was no recent history of default.

Other accounts receivable that were past due but not impaired relate to independent customers that have a good track record of payment. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group does not hold collateral over these balances.

(d)	Other receivables, deposits and prepayments

Other receivables, deposits and prepayments consist of rental deposits, interest receivables, prepayments and other receivables. All of the other receivables, except for an amount of HK$1,012,000 (2012: HK$1,392,000), being primarily the rental deposits, are expected to be recovered within one year.

091 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

19	BANK DEPOSITS AND CASH

(a)	Term deposits

Term deposits are time deposits with banks with maturity over three months at acquisition.

(b)	Cash at bank and in hand

	The Group		The Company
	2013	2012	2013	2012
	HK$’000	HK$’000	HK$’000	HK$’000
Time deposits with banks within three months of original maturity	176,684	—	76,668	—
Cash at bank and in hand	171,165	2,083,079	151,111	2,068,766

Cash at bank and in hand in the balance sheet	347,849	2,083,079	227,779	2,068,766

20	ACCOUNTS PAYABLE, OTHER PAYABLES AND ACCRUED CHARGES

	The Group		The Company
	2013	2012	2013	2012
	HK$’000	HK$’000	HK$’000	HK$’000
Accounts payable	4,074	5,371	—	—
Other payables and accrued charges	38,600	31,118	13,371	15,418

	42,674	36,489	13,371	15,418

(a)	The aging analysis of the accounts payable is as follows:

	The Group
	2013	2012
	HK$’000	HK$’000
Current–30 days	1,147	2,920
31–60 days	140	315
61–90 days	119	84
Over 90 days	2,668	2,052

	4,074	5,371

(b)	Other payables and accrued charges

Other payables primarily consist of accrual for Talent costs, payable for purchase of fixed assets, advertising and promotional expenses as well as interest payable.

092 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

21	BANK LOANS AND OVERDRAFTS

At 31 August 2013, the bank loans and overdrafts were repayable as follows:

	The Group and the Company
	2013	2012
	HK$’000	HK$’000
Within 1 year	531,883	3,026

At 31 August 2013, the bank loans and overdrafts were secured as follows:

	The Group and the Company
	2013	2012
	HK$’000	HK$’000
Unsecured bank overdrafts	—	3,026
Secured bank loans	531,883	—

	531,883	3,026

At 31 August 2013, the uncommitted banking facilities of the Company amounted to HK$2,543,728,000 (2012: HK$23,260,000). The facilities were utilised to the extent of bank loans of HK$531,883,000 (2012: bank guarantee of HK$1,950,000 and overdraft of HK$3,026,000).

All of the Company’s banking facilities are subject to the fulfilment of covenants as are commonly found in lending arrangements with financial institutions. If the Company were to breach the covenants, the drawn down facilities would become payable on demand. The Company regularly monitors its compliance with these covenants. Further details of the Group’s management of liquidity risk are set out in note 27(b). As at 31 August 2013 and 2012, none of the covenants relating to drawn down facilities had been breached (2012: Nil).

At 31 August 2013, the bank loans of HK$531,883,000 bore fixed interest rate ranged from 0.6% to 0.8% per annum and were secured by certain of the Group’s available-for-sale securities with an equivalent amount to the bank loans.

093 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

22	CAPITAL AND RESERVES

(a)	Movements in components of equity

The reconciliation between the opening and closing balances of each component of the Group’s consolidated equity is set out in the consolidated statement of changes in equity. Details of the changes in the Company’s individual components of equity between the beginning and the end of the year are set out below:

The Company

	Share capital HK$’000	Share premium HK$’000	Capital redemption reserve HK$’000	Fair value reserve HK$’000	Retained profits HK$’000	Total HK$’000
At 1 September 2012	80,902	1,188,005	7	—	2,287,647	3,556,561
Profit attributable to equity shareholders	—	—	—	—	20,276	20,276
Change in fair value of available-for-sale securities	—	—	—	(71,109)	—	(71,109)
Final dividend paid in respect of previous year	—	—	—	—	(121,352)	(121,352)

At 31 August 2013	80,902	1,188,005	7	(71,109)	2,186,571	3,384,376

	Share capital HK$’000	Share premium HK$’000	Capital reserve HK$’000	Capital redemption reserve HK$’000	Retained profits HK$’000	Total HK$’000
At 1 September 2011	77,191	1,083,495	23,759	7	146,103	1,330,555
Profit attributable to equity shareholders	—	—	—	—	4,398,466	4,398,466
Final dividend paid in respect of previous year	—	—	—	—	(115,901)	(115,901)
Special dividend paid in respect of current year	—	—	—	—	(2,022,542)	(2,022,542)
Interim dividend paid in respect of current year	—	—	—	—	(119,674)	(119,674)
Shares issued upon exercise of share option	3,711	104,510	(33,044)	—	—	75,177
Equity settled share-based transactions	—	—	10,480	—	—	10,480
Share options lapsed	—	—	(1,195)	—	1,195	—

At 31 August 2012	80,902	1,188,005	—	7	2,287,647	3,556,561

094 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

22	CAPITAL AND RESERVES (continued)

(b)	Nature and purpose of reserves

(i)	Share premium

The application of the share premium account is governed by Sections 48B of the Hong Kong Companies Ordinance.

(ii)	Capital reserve

The capital reserve comprises the portion of the grant date fair value of unexercised share options granted to Talents of the Group that was recognised in accordance with the accounting policy adopted for share-based payment in note 1(q)(iv).

(iii)	Exchange reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of operations outside Hong Kong. The reserve is dealt with in accordance with the accounting policies set out in note 1(e)(ii).

(iv)	Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale securities held at the balance sheet date and is dealt with in accordance with the accounting policies in notes 1(f) and 1(k)(i).

(c)	Share capital

	2013		2012
	No. of shares	Amount HK$’000	No. of shares	Amount HK$’000
Authorised:
Ordinary shares of HK$0.10 each	2,000,000,000	200,000	2,000,000,000	200,000

Issued and fully paid:
Ordinary shares of HK$0.10 each
At the beginning of the year	809,016,643	80,902	771,911,853	77,191
Shares issued upon exercise of share options	—	—	37,104,790	3,711

At the end of the year	809,016,643	80,902	809,016,643	80,902

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per ordinary share at meetings of the Company. All ordinary shares rank equally with regard to the Company’s residual assets.

095 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

22	CAPITAL AND RESERVES (continued)

(d)	Capital management

The Group’s primary objectives when managing capital are to maintain a reasonable capital structure, safeguard the Group’s ability to continue as a going concern, and to provide returns for shareholders.

The Group manages the amount of capital in proportion to risk, and makes adjustments to its capital structure through the amount of dividend payment to shareholders, issuance of scrip and new shares, and managing its debt portfolio in conjunction with cash flow requirements, taking into account its future financial obligations and commitments.

The Group monitors its capital structure by reviewing its net debt to net asset gearing ratio. For this purpose, the Group defines net cash/(debt) as total loans and bank overdrafts less term deposits and cash at bank and in hand.

The net debt to net asset gearing ratio as at 31 August 2013 and 2012 are as follows:

	The Group
	2013 HK$’000	2012 HK$’000
Bank loans	(531,883)	—
Obligations under finance lease	(160)	(245)

Total borrowings	(532,043)	(245)
Add: Bank overdrafts	—	(3,026)
Less: Cash at bank and in hand	347,849	2,083,079
Less: Term deposits	342,657	544,040

Net cash	158,463	2,623,848
Net assets	3,250,622	3,483,393

Net debt to net asset gearing ratio	N/A	N/A

Neither the Company nor any of its subsidiaries are currently subject to externally imposed capital requirements.

096 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

23	DEFERRED TAXATION

(a)	Deferred tax assets and liabilities recognised

(i)	The Group

The components of deferred tax (liabilities)/assets recognised in the consolidated balance sheet and the movement during the year are as follows:

	Depreciation
	allowances
	in excess of
	the related	Tax losses
	depreciation	carried forward	Total
Deferred tax arising from:	HK$’000	HK$’000	HK$’000
At 1 September 2011	(167,991)	56,853	(111,138)
Charged to consolidated income statement	(25,849)	(21,461)	(47,310)
Disposal of Telecom Business	181,737	(24,635)	157,102

At 31 August 2012	(12,103)	10,757	(1,346)

At 1 September 2012	(12,103)	10,757	(1,346)
(Charged)/credited to consolidated income statement	(3,849)	4,968	1,119

At 31 August 2013	(15,952)	15,725	(227)

(ii)	The Company

The components of deferred tax (liabilities)/assets recognised in the Company’s balance sheet and the movement during the year are as follows:

	Depreciation
	allowances
	in excess of
	the related	Tax losses
	depreciation	carried forward	Total
Deferred tax arising from:	HK$’000	HK$’000	HK$’000
At 1 September 2011	(4,889)	549	(4,340)
Credited to income statement	2,603	505	3,108

At 31 August 2012	(2,286)	1,054	(1,232)

At 1 September 2012	(2,286)	1,054	(1,232)
(Charged)/credited to income statement	(720)	1,952	1,232

At 31 August 2013	(3,006)	3,006	—

097 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

23	DEFERRED TAXATION (continued)

(a)	Deferred tax assets and liabilities recognised (continued)

(iii)	Reconciliation to the consolidated and Company’s balance sheets

	The Group		The Company
	2013	2012	2013	2012
	HK$’000	HK$’000	HK$’000	HK$’000
Net deferred tax liabilities recognised in the balance sheet	(227)	(1,346)	—	(1,232)

(b)	Deferred tax assets not recognised

As at 31 August 2013, the Group did not recognise deferred tax assets in respect of unused tax losses of HK$204,948,000 (2012: HK$59,787,000) as it was not probable that future taxable profits against which the losses could be utilised would be available in the relevant tax jurisdictions. The tax losses do not expire under the current tax legislation.

24	DERIVATIVE FINANCIAL INSTRUMENT

	The Group and the Company
	2013	2012
	HK$’000	HK$’000
Non-current liability
Interest rate swap, at fair value through profit or loss	5,181	9,663

As at 31 August 2013 and 31 August 2012, the Group has a 5-year interest rate swap contract with a HK$175,000,000 notional amount to hedge against interest rate risk. Under this arrangement, the Group will pay a fixed rate interest on the notional amount on a quarterly basis, and receive a floating interest rate at HIBOR rate. The contract is recognised initially at fair value and is re-measured at each balance sheet date.

The interest rate swap does not qualify for hedge accounting under IAS/HKAS 39, Financial instruments: Recognition and measurement, and therefore changes in its fair value is recognised immediately in profit or loss.

098 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

25	OBLIGATIONS UNDER FINANCE LEASES

	The Group and the Company
	2013	2012
	HK$’000	HK$’000
Obligations under finance leases	160	245
Current portion of
– obligations under finance leases	(90)	(85)

	70	160

At 31 August 2013, the Group’s and the Company’s long-term debt and other liabilities were repayable as follows:

	The Group and the Company
	2013	2012
	HK$’000	HK$’000
Obligations under finance leases
– Within 1 year	90	85
– After 1 year but within 2 years	70	90
– After 2 years but within 5 years	—	70

	160	245
Less: Current portion of obligations under finance leases	(90)	(85)

	70	160

At 31 August 2013, the Group and the Company had obligations under finance leases repayable as follows:

	The Group and the Company
	2013			2012
	Present	Interest		Present	Interest
	value of the	expense	Total	value of the	expense	Total
	minimum	relating to	minimum	minimum	relating to	minimum
	lease	future	lease	lease	future	lease
	payments	periods	payments	payments	periods	payments
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Within 1 year	90	5	95	85	10	95

After 1 year but within 2 years	70	1	71	90	5	95
After 2 years but within 5 years	—	—	—	70	1	71

	70	1	71	160	6	166

	160	6	166	245	16	261

099 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

26	NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a)	Reconciliation of profit before taxation to net cash (outflow)/inflow generated from operations

	2013	2012
	HK$’000	HK$’000
(Loss)/profit before taxation	(41,969)	3,748,562
Depreciation of owned fixed assets	26,530	187,396
Depreciation of fixed assets held under finance leases	92	141
Depreciation capitalised as programme costs	(7,515)	(1,632)
Amortisation of deferred expenditure	—	29,902
Intangible assets written off	—	2,450
Bank interest income	(27,051)	(17,241)
Interest income from available-for-sale debt securities	(61,406)	—
Dividend income from available-for-sale equity securities	(895)	—
Gain on disposal of available-for-sale debt securities	(4,508)	—
Interest element of finance leases	9	19
Loss/(gain) on disposal of fixed assets	263	(1,999)
Equity settled share-based transactions	—	10,480
Valuation gains on investment properties	(43,400)	(18,200)
Gain on sale of discontinued operations	—	(3,520,088)
Amortisation of intangible assets	20,360	5,217
Change in fair value of derivative financial instrument	(4,482)	(1,901)
Other borrowing costs	4,653	3,763
Interest on bank loans	2,530	—
Exchange gain	(22,603)	—

Net cash (outflow)/inflow before working capital changes	(159,392)	426,869
Decrease/(increase) in long-term receivable and prepayment	151	(716)
Increase in accounts receivable, other receivables, deposits and prepayments, inventories	(9,886)	(108,169)
Increase in deferred expenditure	—	(22,245)
Increase in programme costs	(194,649)	(85,985)
Increase/(decrease) in accounts payable, other payables, accrued charges and deposits received	6,972	(19,181)
Decrease in deferred services revenue	—	(5,646)

Net cash (outflow)/inflow from operations	(356,804)	184,927

100 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

26	NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (continued)

(b)	Analysis of financing activities during the year

	Share capital
	(including share	Obligations
	premium and	under finance	Secured
	capital reserve)	lease	bank loans
	HK$’000	HK$’000	HK$’000
Balance at 1 September 2011	1,184,445	393	—
Share issued upon exercise of share options	75,177	—	—
Repayment of capital element of finance leases	—	(99)	—
Disposal of Telecom Business	—	(49)	—
Equity settled share-based transactions	10,480	—	—
Share option lapsed	(1,195)	—	—

Balance at 31 August 2012	1,268,907	245	—

Balance at 1 September 2012	1,268,907	245	—
Proceeds from new bank loans	—	—	531,847
Repayment of capital element of finance leases	—	(85)	—
Exchange adjustments	—	—	36

Balance at 31 August 2013	1,268,907	160	531,883

27	FINANCIAL INSTRUMENTS

Exposure to credit, liquidity, interest rate and currency risks arises in the normal course of the Group’s business. These risks are limited by the Group’s financial management policies and practices described below.

(a)	Credit risk

The Group’s credit risk arose mainly from trade and other receivables, term deposits, cash at bank and available-for-sale debt securities. Management has a credit policy in place and the exposure to the credit risk is monitored on an ongoing basis.

In respect of trade and other receivables, credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the customer’s past history of making payments when due and current ability to pay. These receivables are normally due within 30 days from the date of billing. Customers with receivables that are more than 3 months overdue are requested to settle all outstanding balances before any further credit is granted. The Group generally does not obtain collateral from customers.

The Group’s exposure to credit risk arising from accounts receivables is influenced mainly by individual characteristics of each customer and further quantitative disclosures are set out in note 18.

101 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

27	FINANCIAL INSTRUMENTS (continued)

(a)	Credit risk (continued)

Available-for-sale debt securities, term and other bank deposits are invested or placed with counterparties and financial institutions with sound credit quality. To mitigate the risk of non-recovery of investments in available-for-sale debt securities and their related concentration risk, the Group maintains portfolio which comprises mainly of investment grade products, constituents of defined world indices and instruments issued by state owned or controlled enterprises. The Group closely monitors the credit quality and financial positions of counterparties and consider appropriate action if the market value of the securities decline by a pre-determined threshold. Investments in debt securities related to a number of counterparties with no history of default on interest payments to the Group. As at 31 August 2013, there was no significant concentration risk, as the portfolio of the Group’s available-for-sale debt securities was diversified and comprised of a number of counterparties and no individual counterparty accounted for more than 5% of the portfolio. All deposits were placed with financial institutions with credit rating of A- (S&P) or above.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset after deducting any impairment allowance in the balance sheet. At 31 August 2013, the Group does not provide any financial guarantees which expose the Group to credit risk (2012: utility guarantees of HK$1,950,000).

(b)	Liquidity risk

The Group has a cash management policy, which includes investment of surplus cash and the raising of debts at acceptable costs to cover expected shortfall on cash demands. The Group operates a prudent liquidity risk management policy and at the same time, ensure its compliance with lending covenants. To cope with the funding requirement of future business expansion and development, the Group aims to maintain flexibility in funding by keeping sufficient free cash, adequate readily realisable marketable securities and credit lines from major financial institutions available to meet its liquidity requirements in the short and long term.

The Group determines that there is no significant liquidity risk in view of our adequate funds and unutilised banking facilities.

The following table details the remaining contractual maturities at the balance sheet date of the Group’s and the Company’s financial liabilities, which are based on undiscounted cash flows (including interest) and the earliest date the Group and the Company can be required to pay.

The Group

	2013					2012
		Total		More than	More than		Total		More than	More than
		contractual		1 year but	2 years but		contractual		1 year but	2 years but
	Carrying	undiscounted	Within 1 year	less than	less than	Carrying	undiscounted	Within 1 year	less than	less than
	amount	cash flow	or on demand	2 years	5 years	amount	cash flow	or on demand	2 years	5 years
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Current liabilities
Bank loans – secured	531,883	532,203	532,203	—	—	—	—	—	—	—
Bank overdrafts – unsecured	—	—	—	—	—	3,026	3,026	3,026	—	—
Accounts payable	4,074	4,074	4,074	—	—	5,371	5,371	5,371	—	—
Other payables and accrued charges	38,600	38,600	38,600	—	—	31,118	31,118	31,118	—	—
Deposits received	1,905	1,905	1,905	—	—	2,259	2,259	2,259	—	—
Obligations under finance leases	90	95	95	—	—	85	95	95	—	—
Non-current liabilities
Derivative financial instrument	5,181	5,600	4,115	1,485	—	9,663	10,060	4,619	4,174	1,267
Obligations under finance leases	70	71	—	71	—	160	166	—	95	71

	581,803	582,548	580,992	1,556	—	51,682	52,095	46,488	4,269	1,338

102 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

27	FINANCIAL INSTRUMENTS (continued)

(b)	Liquidity risk (continued)

The Company

			2013					2012
		Total		More than	More than		Total		More than	More than
		contractual		1 year but	2 years but		contractual		1 year but	2 years but
	Carrying	undiscounted	Within 1 year	less than	less than	Carrying	undiscounted	Within 1 year	less than	less than
	amount	cash flow	or on demand	2 years	5 years	amount	cash flow	or on demand	2 years	5 years
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Current liabilities
Bank loans – secured	531,883	532,203	532,203	—	—	—	—	—	—	—
Bank overdrafts – unsecured	—	—	—	—	—	3,026	3,026	3,026	—	—
Amounts due to subsidiaries	2,920	2,920	2,920	—	—	700	700	700	—	—
Other payables and accrued charges	13,371	13,371	13,371	—	—	15,418	15,418	15,418	—	—
Obligations under finance leases	90	95	95	—	—	85	95	95	—	—
Non-current liabilities
Derivative financial instrument	5,181	5,600	4,115	1,485	—	9,663	10,060	4,619	4,174	1,267
Obligations under finance leases	70	71	—	71	—	160	166	—	95	71

	553,515	554,260	552,704	1,556	—	29,052	29,465	23,858	4,269	1,338

(c)	Interest rate risk

Interest rate risk arose principally from available-for-sale debt securities, term deposits, bank loans and interest rate swap. Financial instruments with fixed and variable interest rates expose the Group to fair value and cash flow interest rate risk respectively due to fluctuations of market interest rates. The Group actively manages available-for-sale debt securities, term deposits and bank loans by comparing investment yields and quotations from the market, with a view to select terms which are most favorable to the Group.

At 31 August 2013, interest-bearing financial instruments of the Group and the Company were as follows:

	The Group and the Company
	2013	2012
	HK$’000	HK$’000
Fixed rate instruments:
– Other financial assets: available-for-sale debt securities	1,922,890	—
– Term deposits	342,657	544,040
– Bank loans	(531,883)	—
Variable rate instruments:
– Derivative financial instrument – interest rate swap	(5,181)	(9,663)

	1,728,483	534,377

Fair value sensitivity analysis for fixed rate instruments

The Group account for the investments in debt securities as available-for-sale with any change in fair value recognised in other comprehensive income and accumulated in equity. A decrease or increase of 100 basis-points in interest rates at balance sheet date would have increased or decreased equity by HK$54,180,000 (2012: Nil).

The Group account for the term deposits and bank loans at amortized cost, and changes in interest rates at balance sheet date would not affect profit or loss and equity.

103 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

27	FINANCIAL INSTRUMENTS (continued)

(c)	Interest rate risk (continued)

Cash flow sensitivity analysis for variable rate instruments

The Group’s cash flow interest-rate risk arose mainly from the 5-year interest rate swap contract with a HK$175,000,000 notional amount as at 31 August 2013 and 2012. The Group will pay a fixed rate interest on the notional amount on a quarterly basis, and receive a floating interest rate at HIBOR rate.

The Group’s loss attributable to shareholders would decrease by approximately HK$1,750,000 (2012: increase in profit attributable to shareholder of HK$1,750,000) in response to a 100 basis-points increase in market interest rates applicable as at 31 August 2013, with all other variables held constant. The analysis performed including the effect of the Group’s interest rate swap contract as disclosed in note 24 to the financial statements.

(d)	Foreign currency risk

The Group is exposed to currency risk, due to the fluctuations between the Hong Kong dollars and the Renminbi arising from its investments in Renminbi available-for-sale securities, term deposits and cash at bank. In order to limit this currency risk, the Group closely monitors Renminbi exposure to an acceptable difference by buying or selling Renminbi at spot rates where necessary.

The following table details the Group’s and the Company’s exposure at the balance sheet date to currency risk arising from recognised assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate. For presentation purposes, the amounts of the exposure are shown in HKD, translated using the exchange rate at the balance sheet date.

The Group

	Exposure to foreign currencies
	(expressed in HKD)
	2013
	USD	RMB
	’000	’000
Term deposits	177,441	165,216
Cash at bank and in hand	67,888	137,595
Other financial assets:
– Available-for-sale debt securities	1,137,122	735,711
– Available-for-sale equity securities	11,000	—
Secured bank loans	(473,597)	—

	919,854	1,038,522

	Exposure to foreign currencies
	(expressed in HKD)
	2012
	USD	RMB
	’000	’000
Term deposits	—	244,040
Cash at bank and in hand	1,215	312
Unsecured bank overdrafts	(1,820)	—

	(605)	244,352

104 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

27	FINANCIAL INSTRUMENTS (continued)

(d)	Foreign currency risk (continued)

The Company

	Exposure to foreign currencies
	(expressed in HKD)
	2013
	USD	RMB
	’000	’000
Term deposits	22,335	165,216
Cash at bank and in hand	3,505	98,846
Other financial assets:
– Available-for-sale debt securities	1,137,122	735,711
– Available-for-sale equity securities	11,000	—
Secured bank loans	(473,597)	—

	700,365	999,773

	Exposure to foreign currencies
	(expressed in HKD)
	2012
	USD	RMB
	’000	’000
Term deposits	—	244,040
Cash at bank and in hand	1,136	312
Unsecured bank overdrafts	(1,820)	—

	(684)	244,352

105 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

27	FINANCIAL INSTRUMENTS (continued)

(d)	Foreign currency risk (continued)

Sensitivity analysis

The following table indicates the instantaneous change in the Group’s and the Company’s (loss)/profit for the year and other components of equity in response to reasonably possible changes in the foreign exchange rates to which the Group and the Company has significant exposure at the balance sheet date. In this respect, it is assumed that the pegged rate between the HKD and the USD would be materially unaffected by any changes in movement in value of the USD against other currencies.

	The Group
		2013			2012
			Increase/			Increase/
	Increase/	Decrease/	(decrease)	Increase/	Increase/	(decrease)
	(decrease)	(increase)	in other	(decrease)	(decrease)	in other
	in foreign	in loss for	components	in foreign	in profit for	components
	exchange rates	the year	of equity	exchange rates	the year	of equity
RMB	1%	10,236	149	1%	2,444	—
	(1%)	(10,236)	(149)	(1%)	(2,444)	—

	The Company
		2013			2012
			Increase/			Increase/
	Increase/	Increase/	(decrease)	Increase/	Increase/	(decrease)
	(decrease)	(decrease)	in other	(decrease)	(decrease)	in other
	in foreign	in profit for	components	in foreign	in profit for	components
	exchange rates	the year	of equity	exchange rates	the year	of equity
RMB	1%	9,849	149	1%	2,444	—
	(1%)	(9,849)	(149)	(1%)	(2,444)	—

The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those assets or liabilities denominated in foreign currency held by the Group which expose the Group to foreign currency risk at the balance sheet date. The analysis is performed on the same basis for 2012.

(e)	Equity price risk

The Group is exposed to equity price changes from available-for-sale equity securities.

Available-for-sale equity securities portfolio have been chosen based on their long term growth potential and returns and are monitored regularly for performance against expectations. Assuming that the market value of the Group’s available-for-sale equity securities had increased/decreased by not more than 10% at 31 August 2013, with all other variables held constant, the impact on the total equity of the Group is not expected to be material. Any increase or decrease in the market value of the Group’s available-for-sale equity securities would not affect the Group’s loss for the year unless they are impaired.

106 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

27	FINANCIAL INSTRUMENTS (continued)

(f)	Fair values

(i)	Financial instrument carried at fair value

The following table presents the carrying amounts of financial instruments measured at fair value at the balance sheet date across the three levels of the fair value hierarchy defined in IFRS/HKFRS 7, Financial Instruments: Disclosures, with the fair value of each financial instrument categorised in its entirety based on the lowest level of input that is significant to that fair value measurement. The levels are defined as follows:

•	Level 1 (highest level): fair values measured using quoted prices (unadjusted) in active markets for identical financial instruments

•	Level 2: fair values measured using quoted prices in active markets for similar financial instruments, or using valuation techniques in which all significant inputs are directly or indirectly based on observable market data

•	Level 3 (lowest level): fair values measured using valuation techniques in which any significant input is not based on observable market data

2013

	The Group and the Company
	Level 1	Level 2	Level 3	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Assets
Other financial assets
– Available-for-sale debt securities	—	1,922,890	—	1,922,890
– Available-for-sale equity securities	27,724	11,000	—	38,724

Liabilities
Derivative financial instrument:
– Interest rate swap	—	(5,181)	—	(5,181)

2012

	The Group and the Company
	Level 1	Level 2	Level 3	Total
	HK$’000	HK$’000	HK$’000	HK$’000
Liabilities
Derivative financial instrument:
– Interest rate swap	—	(9,663)	—	(9,663)

(ii)	Fair value of financial instruments carried at other than fair value

The carrying amounts of the Group’s and the Company’s other financial instruments carried at cost or amortised cost are not materially different from their fair value as at 31 August 2013 and 2012.

107 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

27	FINANCIAL INSTRUMENTS (continued)

(g)	Estimation of fair values

Fair value of financial instruments is estimated as follows:

•	Trade receivables less impairment provision and accounts payable are assumed to approximate their fair values.

•	The fair value of available-for-sale securities are based on quoted market prices for identical financial instruments at the balance sheet date.

•	The fair value of the interest rate swap is determined based on the discounted cash flow technique which takes into account estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counterparties. Where discounted cash flow techniques are used, estimated future cash flows are based on management’s best estimates and the discount rate is a market related rate for a similar instrument at the balance sheet date.

28	CONTINGENT LIABILITIES

	The Group		The Company
	2013 HK$’000	2012 HK$’000	2013 HK$’000	2012 HK$’000
Bank guarantee in lieu of payment of utility deposits	—	1,950	—	—

29	COMMITMENTS

(a)	Capital commitments

	The Group		The Company
	2013 HK$’000	2012 HK$’000	2013 HK$’000	2012 HK$’000
Purchase of computer and office equipment
Contracted but not provided for	3,465	4,958	8	3,119

Construction of Multimedia Production and Distribution Centre
Authorised but not contracted for	845,603	827,401	—	—
Contracted but not provided for	7,168	41,659	—	2,743

108 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

29	COMMITMENTS (continued)

(b)	Commitments under operating leases

At 31 August 2013 and 2012, the Group and the Company has future aggregate minimum lease payments under non-cancellable operating leases as follows:

	The Group		The Company
	2013 HK$’000	2012 HK$’000	2013 HK$’000	2012 HK$’000
Leases in respect of land and buildings which are payable:
Within 1 year	2,172	5,373	40	—
After 1 year but within 5 years	—	2,294	—	—

	2,172	7,667	40	—

(c)	Programme fee commitments

The Group entered into several long-term agreements with programme content providers for rights to use certain programme contents and with certain production-related Talents for future production in the Group’s multimedia business. Minimum amounts of programme fees and other production-related costs to be paid by the Group are analysed as follows:

	2013	2012
	HK$’000	HK$’000
Programme fee in respect of programme rights which are payable:
Within 1 year	81,472	96,613
After 1 year but within 5 years	31,146	106,669

	112,618	203,282

30	MATERIAL RELATED PARTY TRANSACTIONS

In addition to the transactions and balances disclosed elsewhere in these financial statements, the Group entered into the following material related party transactions.

Key management personnel remuneration

Remuneration for key management personnel, including amounts paid to the Company’s Directors as disclosed in note 12(a) and certain of the highest paid Talents, is as follows:

	2013	2012
	HK$’000	HK$’000
Short-term Talent benefits	20,607	176,852
Post-employment benefits	1,792	2,488
Equity compensation benefits	—	9,546

	22,399	188,886

109 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

31	ACCOUNTING ESTIMATES AND JUDGEMENTS

Key sources of estimation uncertainty

Notes 14 and 27 contain information about the assumptions and risk factors relating to fair value of investment property and financial instruments. Other key sources of estimation uncertainty are as follows:

Impairment of assets

As of 31 August 2013, the Group identified indication of impairments and conducted an impairment testing in respect of its fixed assets (except for investment properties), intangible assets and programme costs. The recoverable amounts of these assets were based on the value in use of the Multimedia Business, determined by discounting future cash flows to be generated from the continuing use of these assets. Key assumptions used in the estimation of value in use included discount rate, terminal value, growth rate, projected EBITDA and capital expenditure plan. The estimated recoverable amounts of these assets exceeded their respective carrying amounts as of 31 August 2013. As such, management concluded that no impairment loss was required to be provided on the Group’s fixed assets, intangible assets and programme costs for Multimedia Business with aggregate carrying value of HK$878,224,000.

Any change in the assumptions adopted in the cash flow forecasts would significantly affect the Group’s impairment testing and hence its results.

32	NON-ADJUSTING POST BALANCE SHEET EVENTS

On 15 October 2013, the Chief Executive in Council announced that the Company’s application dated 31 December 2009 under the Broadcasting Ordinance for the grant of a domestic free television programme service licence (the “Licence”) had been rejected. The Company has taken legal advice and is now considering and preparing to apply for leave for commencing legal proceedings for judicial review against the Chief Executive in Council’s decision.

Without the Licence, the Company will not be able to provide a domestic free television programme service in Hong Kong. To maintain its competitiveness in facing business and operation challenges, the Company made redundant of about 320 talents following the Chief Executive in Council’s decision.

The Company announced that if the Licence issue would not have progress in the next three to six months, the Company would not pursue the domestic free television business. The Company will continue its artiste management and content production business, whilst seeking to explore other possible content distribution platforms. The Company is currently evaluating the feasibility of various business models including but not limited to film production, content licencing and co-production on programme content business.

Based on the Company’s preliminary assessment of the impact of the Chief Executive in Council’s decision and the feasibility of alternative business models and their associated financial impact, management currently does not consider that there has been any material impairment on the assets relating to Multimedia Business.

110 Hong Kong Television Network Limited Annual Report 2013	Notes to the Financial Statements

(Expressed in Hong Kong dollars)

33	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED 31 AUGUST 2013

Up to the date of issue of these financial statements, the IASB/HKICPA has issued a number of amendments and new standards which are not yet effective for the year ended 31 August 2013 and which have not been adopted in these financial statements. There include the following which may be relevant to the Group.

Effective for accounting periods beginning on or after

IFRS/HKFRS 10	Consolidated financial statements	1 January 2013

IFRS/HKFRS 12	Disclosure of interests in other entities	1 January 2013

IFRS/HKFRS 13	Fair value measurement	1 January 2013

IAS/HKAS 27	Separate financial statements (2011)	1 January 2013

Annual Improvements to IFRSs/HKFRSs 2009-2011 Cycle		1 January 2013

Amendments to IFRS/HKFRS 7	Financial instruments: Disclosures – Offsetting financial assets and financial liabilities	1 January 2014

Amendments to IAS/HKAS 32	Financial instruments: Presentation – Offsetting financial assets and financial liabilities	1 January 2014

IFRS/HKFRS 9	Financial instruments	1 January 2015

The Group is in the process of making an assessment of what the impact of these amendments and new standards is expected to be in the period of initial application. So far the Group is not yet in a position to state whether they would have a significant impact on the Group’s results of operations and financial position.

111      Hong Kong Television Network Limited     Annual Report 2013

Five-Year Financial Summary

(Expressed in Hong Kong dollars)

RESULTS, ASSETS AND LIABILITIES

The following table summarises the consolidated results, assets and liabilities of the Group for the five years ended 31 August 2013:

	2013 HK$’ 000	2012 HK$’000	2011 HK$’000	2010 HK$’000	2009 HK$’000
Results
Turnover
– Continuing operations	7,802	3,762	—	—	—
– Discontinued operations	—	1,433,775	1,681,458	1,574,687	1,478,239

	7,802	1,437,537	1,681,458	1,574,687	1,478,239

(Loss)/profit after taxation
– Continuing operations	(40,310)	(73,820)	(32,110)	9,029	31,189
– Discontinued operations	—	251,606	346,025	207,837	181,640

	(40,310)	177,786	313,915	216,866	212,829

Gain on sale of discontinued operations	—	3,520,088	—	—	—

(Loss)/profit for the year
– Continuing operations	(40,310)	(73,820)	(32,110)	9,029	31,189
– Discontinued operations	—	3,771,694	346,025	207,837	181,640

	(40,310)	3,697,874	313,915	216,866	212,829

Assets
Goodwill	—	—	1,066	1,066	1,066
Fixed assets	531,277	477,141	1,642,701	1,431,813	1,302,380
Intangible assets	291,366	311,726	—	—	—
Long term receivable and prepayment	133	284	4,101	5,174	6,091
Deferred expenditure	—	—	44,635	35,612	49,460
Other financial assets	1,961,614	—	—	—	—
Other current assets	1,048,657	2,748,205	571,959	777,884	431,411

Total assets	3,833,047	3,537,356	2,264,462	2,251,549	1,790,408

Liabilities
Current liabilities	576,947	42,794	343,099	362,364	383,056
Non-current liabilities	5,478	11,169	123,982	200,646	178,825

Total liabilities	582,425	53,963	467,081	563,010	561,881

Net assets	3,250,622	3,483,393	1,797,381	1,688,539	1,228,527

112      Hong Kong Television Network Limited     Annual Report 2013

Corporate Information

FINANCIAL CALENDAR

Full-year results announced on

13 November 2013

Closure of register of members for Annual General Meeting

24 to 30 December 2013

Annual General Meeting

30 December 2013

LISTING

Hong Kong Television Network Limited’s shares are listed

under the stock code “1137” on The Stock Exchange of

Hong Kong Limited and in the form of American Depositary

Receipts (each representing 20 ordinary shares of the

Company) on the Nasdaq Stock Market in U.S. under the

ticker symbol “HKTV”.

Executive Directors

Mr. WONG Wai Kay, Ricky3,4 (Chairman)

Mr. CHEUNG Chi Kin, Paul3,5 (Vice Chairman)

Ms. TO Wai Bing3 (Chief Executive Officer)

Ms. WONG Nga Lai, Alice3,5 (Chief Financial Officer)

Non-executive Director

Dr. CHENG Mo Chi, Moses7,9

Independent Non-executive Directors

Mr. LEE Hon Ying, John1,7,8

Mr. PEH Jefferson Tun Lu2,5,6,9

Mr. MAK Wing Sum, Alvin2,7,9

[1]	Chairman of Audit Committee
[2]	Members of Audit Committee
[3]	Members of Executive Committee
[4]	Chairman of Investment Committee
[5]	Members of Investment Committee
[6]	Chairman of Nomination Committee
[7]	Members of Nomination Committee
[8]	Chairman of Remuneration Committee
[9]	Members of Remuneration Committee

Registered Office

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung, New Territories, Hong Kong

Legal Adviser to the Company as to U.S. and

Hong Kong Laws

Latham & Watkins

18th Floor, One Exchange Square

8 Connaught Place, Central

Hong Kong

Auditors

KPMG

Certified Public Accountants

8th Floor, Prince’s Building

10 Chater Road

Central, Hong Kong

Share Registrar

Computershare Hong Kong Investor Services Limited

46th Floor

Hopewell Centre

183 Queen’s Road East, Wanchai

Hong Kong

American Depositary Bank

The Bank of New York Mellon Corporation

101 Barclay Street, 22nd Floor

New York, NY 10286 USA

Principal Bankers

Citibank, N.A.

The Hongkong and Shanghai Banking Corporation Limited

Website

www.hktv.com.hk

Company Secretary

Ms. WONG Nga Lai, Alice

Authorised Representatives

Mr. WONG Wai Kay, Ricky

Mr. CHEUNG Chi Kin, Paul

Where the English and the Chinese texts conflict, the English text prevails
中英文版如有歧異，概以英文版作準

Concept and design: iOne Financial Press Limited
Printing: iOne Financial Press Limited    Website: www.ione.com.hk

Hong Kong Television Network Limited
香港電視網絡有限公司

13th Floor, Trans Asia Centre,
18 Kin Hong Street
Kwai Chung, New Territories, Hong Kong
香港新界葵涌健康街18號
恆亞中心13樓

**www.hktv.com.hk**